FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions, Meeting of the Board of Directors, January 12, 2006

2.	Notice to Stockholders, January 12, 2006

3.	Invitation to Audio Webcast and Conference Call, January 13, 2006

4.	Material Announcement, January 12, 2006

5.	Extraordinary General Meeting of the Stockholders held on December 30, 2006 — 5 p.m.

6.	Extraordinary General Meeting of the Stockholders held on December 30, 2006 — 2 p.m.

7.	Notice of Convocation of a Meeting of Holders of the 3rd Public Issue of Debentures by CEMIG, January 17, 2006

8.	Calendar of Corporate Events — 2005

9.	Fourth Amendment to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, Signed Between the State of Minas Gerais and CEMIG

10.	Draft of Minutes — Meeting of Debenture Holders

11.	Minutes of the Extraordinary General Meeting of Stockholders Begun on December 30, 2005, Resumed on January 5, 2006, and Closed on January 12, 2006

12.	Minutes of the Extraordinary General Meeting Begun on December 30, 2005, Resumed on January 5, 2006 and Completed on January 12, 2006

13.	Calendar of Corporate Events — 2005

14.	Material Announcement, January 26, 2006

15.	Summary of Decisions, Board of Directors Meeting, January 25, 2006

16.	Announcement of Start of Public Distribution of Senior Units in the CEMIG CRC Receivables Fund

17.	Announcement of Start of Distribution of Commercial Promissory Notes

18.	Material Announcement, January 30, 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company — CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

The Board of Directors of Cemig, in its meeting held on January 12, 2006, at 2 p.m.,

decided as follows:

1.     to authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.     to ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

Av.Barbacena,            1200 - S anto Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3299-3934 - Tel.: (0XX31)3299-4524

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Extraordinary General Meeting of Stockholders held on December 30th, 2005, suspended and resumed for January 05th 2006 and once again suspended and resumed for January 12th 2006, homologated the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais, duly approved by the Board of Directors, with the changes suggested to the text, which includes the agreement of the State of Minas Gerais to the assignment, by Cemig, to the Receivables Investment Fund (FIDC) of the credits made up of the installments owed by the State of Minas Gerais under the CRC Contract.

The decision of the Board of Directors of December 7th, 2005, to distribute extraordinary dividends in the amount of R$ 897,000,000.00 (eight hundred and ninety seven million Reais), corresponding to R$ 5.534143888 per thousand shares, is unchanged.

Stockholders whose names are in the company’s Nominal Share Register on January 16th, 2006 will have the right to the said benefit, for the purposes referred to in Article 205 of Law 6404/76.

The shares will be traded ex-dividend on January 17th, 2006.

We would like to make clear that the actual payment will take place on January 27th , 2006.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S/A. (the institution which administers Cemig’s system of registered and nominal shares), taking their personal documents with them.

Belo Horizonte, January 12th, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

Cemig reports approval of the CRC Contract by its stockholders’ meeting of January 11, and invites you to take part in the

Audio Webcast and Conference Call: January 13, 2006 at 11:30 (Brazil time)

( 8:30 am New York time, 1:30 pm London time)

The presentation will be delivered by Mr. Wilson Nélio Brumer - Chairman of the Board jointly with

Mr. Djalma Bastos de Morais - CEO and

Mr. Flávio Decat de Moura - CFO

Dial in connection:

(55 11) 4613-0501 or (55 11) 4613-4525

Password: CEMIG

Playback: Conference Call	Playback: Audio Webcast
Phone: (55 11) 4613-4532	Site: www.cemig.infoinvest.com.br
Password: 377	Click in the banner and do the download
Available: January 13 to 23	Available: 90 days

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed company — CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company operating public service concessions and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and in accordance with CVM Instructions 358 of January, 3rd 2002 and 359 of January 22nd 2002, hereby informs its stockholders and the public that the Extraordinary General Meetings of Stockholders held on December 30th, 2005, suspended and resumed for January 5th 2006 and once again suspended and resumed for January 12th 2006, decided:

1.     Homologation the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais;

2.     Changes to the Bylaws on the Clauses 1, 17 and 21 as proposed by the Board of Directors and the clause 11, paragraphs fourth, fifth and sixth, which were modified during the meeting and added the paragraph seventh . The full text of the changes will be available in the website http://ir.cemig.com.

Belo Horizonte, January 12 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON

DECEMBER 30th, 2005 — 5 p.m.

Summary of the decision:

Cemig (Companhia Energética de Minas Gerais), hereby informs its stockholders and the public that the Extraordinary General Meetings of Stockholders held on December 30th, 2005 at 5 p.m., suspended and resumed for January 05th 2006 and once again suspended and resumed for January 12th 2006, decided following changes to the Bylaws:

1)     That the sole sub-paragraph of Clause 1 should have the following drafting:

“Clause 1 (...)

Sole sub-paragraph: The activities specified in this Clause may be exercised directly by Cemig or through companies constituted by it, or in which it may at any time have majority or minority stockholding interests, as intermediaries, upon decision by the Board of Directors, in accordance with State Laws 828 of December 14, 1951, 8655, of September 18, 1984, and 15290 of August 4, 2004.”.

2)     In Clause 11, the sole sub-paragraph shall become § 1, and the following §§ 2, 3, 4, 5 and 6 shall be included:

“Clause 11 — (...)

§ 2 — The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., or subsidiaries, affiliates or consortia in which has direct or indirect holdings, shall obey the terms of the company’s Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 3 — The Strategic Plan shall contain the long-term strategic planning, the basis, targets, objectives and results to be pursued and achieved by the company and its dividend policy, and must obey the commitments and requirements specified in § 5 below.

§ 4 — The Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its subsidiaries, affiliates and the consortia in which it directly or indirectly participates, including the Multi-Year Strategic Plan of the company and the Annual Budget.

§ 5 — In the administration of the company and the exercise of the right to vote, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a) to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s EBITDA (earnings before interest, taxes, depreciation and amortization);

b) to keep the ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c) to limit the consolidated amount of funds booked as current assets, including for the purpose of the clause 30th of this Bylaws, to the equivalent of , at most, 5% (five per cent) of the EBITDA ( earnings before interest, taxes, depreciation and amortization) of the Company;

d) to limit the consolidated amount of funds destined to capital expenditure and to the acquisition of any assets, in each business year, to the equivalent of, at most, 40% (fourty per cent) of the company’s Ebitda;

e) to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Strategic Plan, subject to the legal obligations;

f) to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews.

g) to maintain the revenues of the Cemig’s wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts recognized in the tariff adjustments and reviews.

§ 6 The targets established in § 5 above shall be determined in a consolidated basis, taking into account the Company and its capital expenditure in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., subsidiaries, affiliates and the consortia.

§ 7 — The targets established in letters “a”, “b”, “c” and “d” at § 5 above, upon prior approval by the Board of Directors, may be exceeded for reasons related to temporarily prevailing conditions, up to the following limits:

a) the company’s consolidated debt to be less than or equal to 2.5 (two point five) times the company’s EBITDA (Earnings before interest, taxes, depreciation and amortization);

b) the consolidated ratio of Net debt / (Net debt + Stockholders’ equity), to be limited to 50% (fifty per cent);”.

c) the consolidated amount of funds booked as current assets, including for the purpose of the clause 30th of this By-laws, to the equivalent of , at most, 10% (ten per cent) of the EBITDA ( earnings before interest, taxes, depreciation and amortization) of the Company; d) to limit the consolidated amount of funds destined to capital expenditure and to the acquisition of any assets, exclusively in business years of 2006 and 2007, to the equivalent of, at most, 65% ( sixty five percent) and 55% (fifty five per cent) of the company’s EBITDA.

3)     To include line “n” in Clause 17, with the following drafting:

“Article 17 — (...)

n) to approve the company’s Strategic Plan and revisions thereof, the Company’s Multi-Year Strategic Plan, and its revisions, and the Annual Budget.”.

4)     The drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21 to be as follows:

“Clause 21: The Executive Board shall be responsible for the current management of the company’s business, obeying the Strategic Plan, the Company’s Multi-Year Strategic Plan, and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1- The Company’s Multi-Year Strategic Plan shall reflect the Strategic Plan and contain the plans and the projections for a period of 5 (five) financial years, and shall be updated at intervals of no greater than one year, and shall deal in detail with the following items, among others:

a) the company’s activities and strategies, including any project for construction or expansion of generation, transmission or distribution;

b) the new investments and business opportunities, including those of the company’s subsidiaries and affiliates;

c) the amounts to be invested or contributed in any other manner from the company’s own funds or those of third parties;

d) the rates of return and profitability to be obtained or generated by the company.

§ 2 — The Annual Budget shall reflect the Company’s Multi-Year Strategic Plan and, consequently, the Strategic Plan, shall specify in detail the operational revenues and expenses, the costs and capital expenditure, the cash flow, the amount to be destined to payment of dividend, the investments of funds from the company’s own funds or those of third parties and other data that the Executive Board consider to be necessary.

§ 3- The Company’s Multi-Year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under the co-ordination of the Chief Financial and Investor Relations Officer, and submitted to examination by the Executive Board, and, subsequently, to approval by the Board of Directors.”.

5)     Items “b”, “c” and “f” of § 4 of Clause 21 shall have the following drafting:

“Clause 21 — (...)

§ 4 - (...)

b) approval of the Company’s Multi-Year Strategic Plan, and also its revisions, including timetables, amount and allocation of capital expenditure investment therein specified and its submission to the Board of Directors;

c) approval of the Annual Budget and its submission to the Board of Directors, and also any capital expenditure or expense not specified in the Annual Budget approved, for amounts lower than R$ 5,000,000.00 (five million Reais);

(...)

f) approval, upon a proposal by the Chief Financial and Investor Relations Officer, of the declarations of vote in the wholly-owned subsidiaries, other subsidiaries, affiliated companies and the consortia in which the company directly or indirectly participates, when they relate to matters dealt with in the Annual Budget, the Company’s Multi-Year Strategic Plan, or the Strategic Plan, or which may affect its implementation or the dividend policy therein contained, and such exercise of voting power shall, at all times, obey the provisions of these Bylaws;”.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON

DECEMBER 30th, 2005 — 2 p.m.

Summary of the decision:

Cemig (Companhia Energética de Minas Gerais), hereby informs its stockholders and the public that the Extraordinary General Meetings of Stockholders held on December 30th, 2005 at 10 a.m., suspended and resumed for January 05th 2006 and once again suspended and resumed for January 12th 2006, homologated the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ/MF nº 17.155.730/0001-64

Nire nº 062.002.160-0057

NOTICE OF CONVOCATION OF A MEETING OF HOLDERS

OF THE 3RD PUBLIC ISSUE OF DEBENTURES BY

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Holders of debentures in the 3rd public issue of debentures by Companhia Energética de Minas Gerais — Cemig are hereby called to a General Meeting of Debenture Holders at 2 p.m. on February 1, 2006, at the head office of the Fiduciary Agent, Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., Rua Sete de Setembro 99, 24th floor, Rio de Janeiro, Rio de Janeiro, Brazil, to decide on the Issuer Company’s proposal to alter the period established in Clause 7.1. (xi) of the issue deed.

Belo Horizonte, January 17, 2006

Flávio Decat De Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais — CEMIG
Head office address:	Av. Barbacena, 1200 — Bairro Santo Agostinho 30161-970- Belo Horizonte — MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais — in Belo Horizonte/MG O Tempo — in Belo Horizonte/MG Gazeta Mercantil — in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on
12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
for First Quarter	05/13/2005
for Second Quarter	07/29/2005
for Third Quarter	11/01/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraodinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraodinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Extraodinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	12/07/2005
Publication of the Public Announcement of EGS	12/08/2005
General Shareholders’ Meeting date	12/23/2005 — 10:00 a.m.
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	12/23/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/20/2006

Extraodinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	12/07/2005
Publication of the Public Announcement of EGS	12/08/2005
General Shareholders’ Meeting date	12/23/2005 — 05:00 p.m.
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	12/23/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/20/2006

Public Meeting with Analysts

Event	Dates / Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte — MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo — SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro — RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasília — DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis — SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre — RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza — CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 and May 14th, 2005	Belo Horizonte — MG visit to the Capim Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005 06:00 p.m.	APIMEC, Belo Horizonte — MG
Public meeting with analysts, open to other interested parties.	09/08/2005 06:00 p.m.	APIMEC, Brasília — DF
Public meeting with analysts, open to other interested parties.	10/08/2005 06:00 p.m.	APIMEC, Porto Alegre — RS
Public meeting with analysts, open to other interested parties.	11/08/2005 06:00 p.m.	APIMEC, Rio de Janeiro - RJ -
Public meeting with analysts, open to other interested parties.	12/08/2005 06:30 p.m.	ABAMEC, Rio de Janeiro- RJ
Public meeting with analysts, open to other interested parties.	19/08/2005 08:00 a.m.	APIMEC, São Paulo — SP
Public meeting with analysts, open to other interested parties.	23/08/2005 Recife — PE — 08:00 a.m. Fortaleza — CE - 06:00 p.m.	APIMEC — NE
Public meeting with analysts, open to other interested parties.	21/09/2005 07:00 p.m.	APIMEC, Florianópolis - SC

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/09/2005

Decisions:
1)

To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2)	To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a) To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b) To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c) To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3)	To grant annual leave to the Chief Energy Generation and Transmission Officer.

4)	To grant annual leave to the Chief Planning, Projects and Construction Officer.

5)	To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6)	To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/28/2005

Decisions:

1)             Report of Management and Financial Statements for the business year of 2004.

2)             Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3)             Construction of the Irapé — Montes Claros low voltage transmission line.

4)             Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5)             Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6)             Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7)             Construction of the Irapé—Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)             Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2)             Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351[a] Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)             To grant annual paid leave to the Chief Distribution and Sales Officer.

2)             To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3)             To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4)             To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352[a] Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353[a] Board of Directors Meeting date	05/19/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

1)             Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2)             Cancellation of PRCAs (proposals by the Board of Directors).

3)             Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4)             Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5)             Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais — Copasa.

Meeting of the Board of Directors

Subject	Date
354[a] Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/04/2006

Decisions:

1)             Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2)             Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting — the matter being exempt from the requirement for tender proceedings — of a law firm specialized in tax law.

3)             Guarantee in the contracting of the loan for refinancing of the debt.

4)             Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355[a] Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

1)             Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)             Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)             Creation of a Public Interest Civil Organization (OSCIP).

4)             Payment of Interest on Equity.

5)             Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)             Granting of annual paid leave to the Chief Corporate Management Officer.

7)             Granting of annual paid leave to the Executive Vice-Chairman.

8)             Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)             Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)           Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly- owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356[a] Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/04/2006

Decisions:

Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors

Subject	Date
357[a] Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/20/2005

Decisions:

1)             The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2)             The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3)             The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4)             The Health Assistance Program for the Members of the Executive Committee was approved.

5)             The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors

Subject	Date
358[a] Board of Directors Meeting date	08/25/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/25/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Cemig informs that there was no deliberation on the meeting of our Board of Directors.

Meeting of the Board of Directors

Subject	Date
359[a] Board of Directors Meeting date	09/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

Meeting of the Board of Directors

Subject	Date
360(a)Board of Directors Meeting date	09/29/2005 up to 10/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

1)     Approval of the revised Budget Proposal for 2005.

2)     Authorization for publication of the terms for renegotiation of the first series of Cemig’s first issue of non-convertible debentures and for the signature of the amendment to the private deed of public issuance of debentures.

3)     Authorization for advance against future capital increase in Cemig Trading S.A., in the amount of R$ 120,298.00.

4)     Authorization for signature of a letter of commitment with White Martins Gazes Industriais to establish the commitment to present, jointly, to Banco Santander a binding proposal for acquisition of the company Gás Brasiliano Distribuidora S.A. and to establish substantially the relationship between the parties, in the event that they are declared joint winners of the acquisition bid; and authorization to present the above-mentioned binding proposal to Banco Santander.

5)     Authorization for renegotiation of the debt agreement with Minasfer S.A.

6)     Authorization for alteration of the period of vacations of the Chief Corporate Management Officer.

Meeting of the Board of Directors

Subject	Date
361(a)Board of Directors Meeting date	10/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

The Board authorized direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.

Meeting of the Board of Directors

Subject	Date
362(a)Board of Directors Meeting date	10/27/2005 up to 10/31/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/27/2005 (part)
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1)     Payment of Interest on Equity;

2)     Contracting for the use of corporate credit card services.(Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

3)     Contracting of services to supply temporary labor to meet needs for transitory substitution of employees or non-routine peaks in workload. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

4)     License Charge for Use or Occupation of Land Areas under Highway Control (TDFR) / Collection of this charge by the State of Minas Gerais / Filing of legal action, if not approved by ANEEL;

5)     Binding proposal for acquisition of positions held by Schahin Engenharia Ltda. in transmission companies;

6)     Direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.;

7)     Contracting of D&O (Directors’ and Officers’ Liability) insurance.

Meeting of the Board of Directors

Subject	Date
363(a)Board of Directors Meeting date	11/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:

Authorize the company to present to Banco Santander a new binding proposal for the purchase by Cemig, together with White Martins Gases Industriais Ltda., of 100% of the shares of Gás Brasiliano Distribuidora S.A. — GBD.

Meeting of the Board of Directors

Subject	Date
364(a)Board of Directors Meeting date	11/10/2005 up to 11/16/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/16/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1)     To grant annual paid leave to the Chief Executive Officer (from December 9 to 29, 2005), to the Chief Corporate Management Officer (from December 19, 2005 to January 7, 2006), to the Chief Financial and Investor Relations Officer (from November 16 to 30, 2005) and to the Chief Energy Generation and Transmission Officer (from January 30 to February 10, 2006).

2)     To authorize presentation to Goldman, Sachs & Co., of a preliminary and non-binding proposal for the acquisition of up to 100% of the stockholdings held by EDF International S.A. in the companies Light Serviços de Eletricidade S.A. and UTE Norte Fluminense S.A.

3)     To authorize signature of a memorandum of understanding in relation to partnerships for the acquisition of the stockholding position held by EDF International S.A. in Light Serviços de Eletricidade S.A.

Meeting of the Board of Directors

Subject	Date
365(a)Board of Directors Meeting date	12/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1.     To authorize the constitution of the Special Purpose Company Rio Minas Energia S.A.

2.     To authorize the contracting of Banco ItaúBBA, through a single contractual instrument, for the development of an economic, financial, legal, stockholding and tax solution for the question of the tax impacts suffered by Cemig as a result of the long-term receivables held by the company payable by the Government of the State of Minas Gerais arising from the Contract for Assignment of Credits of the CRC (Results Compensation) Account and its amendments, and also for the services of co-ordination of the structuring of a Receivable Credit Rights Investment Fund (FIDC), to hold the CRC credits, and the placement, on the firm guarantee basis, of its senior units in the market, with co-obligation by Cemig up to the amount sufficient to ensure the entire payment of the fund’s expenses and charges and amortization and redemption of the senior units.

3.     To approve the issuance of Promissory Notes by Companhia Energética de Minas Gerais - Cemig for placement and public distribution in the local capital market; and authorization to the Executive Board to take all the necessary measures for putting this decision into effect.

4.     To authorize: a) signature of the Fourth Amendment to the Contract for Concession of the Outstanding Balance of the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; and, b) assignment by Cemig to the Credit Rights Investments Fund (FIDC) which is being structured by Banco ItaúBBA, of the credit made up of the installments owed by the State of Minas Gerais, under the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account.

5.     To declare extraordinary dividends in the amount of R$ 897 million.

6.     To submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the decision by the Board of Directors of the authorization for signing of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; change in the Bylaws.

7.     To submit changes in the Bylaws to the Extraordinary General Meeting of Stockholders.

The meeting also scheduled the timetable of meetings of the Board of Directors for the year of 2006.

Meeting of the Board of Directors

Subject	Date
367(a)Board of Directors Meeting date	12/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1)     To withdraw the 2006 Budget Proposal from the agenda.

2)     To authorize the hiring of offices to render legal services in the areas of labor law, debit collection and reimbursement of consumers, qualification of credits in cases of bankruptcy and judicial restructuring, power cuts, maintenance of possession and repossession of property, and special civil and criminal courts.

3)     To approve a private issue of simple debentures for subscription by the State of Minas Gerais.

4)     To withdraw from the agenda the proposal referring to the assignment of credit rights related to the CRC (Results to be Compensated Account) and to the subscription of subordinated shares in a fund investing in credit rights.

5)     To approve the Project “CEMIG-SOX — Internal Control Certification in compliance with the Sarbanes-Oxley Law”, and to authorize the initiation of an administrative process for the waiver of a public tender and also the direct hiring of Deloitte Touche Tohmatsu and SAP do Brasil Ltda., for the rendering of consulting services for the implementation of the necessary solutions in order to make this Project feasible.

Meeting of the Board of Directors

Subject	Date
368(a)Board of Directors Meeting date	12/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1)     Budget Proposal for 2006.

2)     Advance for future capital increase in the Rio Minas Energia S.A.

3)     Memorandum of Understanding / Shareholder Control singing for the Companhia de Transmissão de Energia Elétrica Paulista-CTEEP.

4)     Memorandum of Understanding / Shareholder Control singing for the UTE Norte Fluminense S.A.

5)     Signing of the term of confidentiality with CTEEP and CESP.

6)     Disposal of INFOVIAS’ shareholding participation in Way TV Belo Horizonte S.A.

Meeting of the Board of Directors

Subject	Date
369aBoard of Directors Meeting date	12/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

Decisions:

1)     Cemig to make an advance to Transleste (Companhia Transleste de Transmissão) against future capital increase, in the additional amount of R$ 2,392,250.00, for complete implementation of the Irapé-Montes Claros transmission line and related facilities — this amount to be submitted to the Annual General Meeting of Stockholders of Cemig to be held in 2006; and

2)     the representatives of Cemig on the corporate bodies of Transleste to approve the increase of the authorized registered capital of Transleste from the present R$ 40 million to R$ 50 million.

Cemig General Secretariat (SG) Support Office

FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE OUTSTANDING CREDIT BALANCE ON THE CRC (RESULTS COMPENSATION) ACCOUNT, SIGNED BETWEEN THE STATE OF MINAS GERAIS AND COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

THE STATE OF MINAS GERAIS, through its State Finance Office, with head office at Praça da Liberdade, Belo Horizonte, Minas Gerais, CNPJ 18.715.615/0001-60, herein represented by its State Finance Secretary Fuad Jorge Noman Filho, its State Development Secretary Wilson Nélio Brumer, and its General Attorney José Bonifácio Borges de Andrada, and COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG, a company with mixed State and private-sector stockholdings, with headquarters in Belo Horizonte, Minas Gerais, at Avenida Barbacena 1200, CNPJ 17.155.730/0001-64, herein represented by its Chief Executive Officer Djalma Bastos de Morais and by its Chief Financial and Investor Relations Officer Mr. Flávio Decat de Moura (hereinafter referred to as “CEMIG”), the STATE and CEMIG hereinafter being referred to jointly as “the Parties”, and each, individually, as a “Party”.

WHEREAS:

1.     Law 8631 of March 4, 1993, amended by Law 8727 of November 5, 1993, in particular the provisions of Article 5, § 4, gave authorization for the outstanding balance on the account known as the CRC (Results Compensation) Account, after the offsetting specified in § 3 of the said Law, to be used, under agreements with the public electricity service concession holders, by the states, the Federal District and municipalities that hold stockholding control in the said concession holders, for the purposes of offsetting debt owed to the federal government by the said states, Federal District and municipalities;

2.     on May 31, 1995, under the above legislation, the Parties signed the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, by which CEMIG assigned to the STATE the remaining balance of the credits on the now-discontinued Results Compensation Account received from the Federal Government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs) , corresponding, on the date of the assignment, to R$ 602,198,290.88  (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight centavos), to be amortized by the STATE in 204 (two hundred and four) monthly consecutive installments, updated by the UFIR and remunerated at annual interest of 6% (six per cent) after a grace period of 36 (thirty six) months, guaranteed by funds of the States’ Participation Fund (FPE) (such Contract, as amended by the three amendments referred to below, hereinafter being referred to simply as “the CONTRACT”);

Version approved by the Extraordinary General Meeting of Stockholders of Cemig begun on December 30, 2005, resumed on January 5, 2006 and completed on January 12, 2006.

3      on February 24, 2001 the Parties signed the First Amendment to the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, to alter the monetary correction indexor on the debtor balance, from the UFIR to the Special Expanded National Consumer Price Index (IPCA-E), for the period of January through October 2000, and to the General Internal Availability Price Index (IGP-DI), in the months of November and December 2000;

4.     on October 14, 2002, the Parties signed the Second Amendment to the Contract for Concession of the Outstanding Credit Balance on the Results Compensation Account, to reschedule the installments which were to become due as from January 1, 2003, and establish the IGP-DI as the inflation indexing unit, with the possibility (at that time) of passing through of the said credit by CEMIG to the federal government or to the BNDES (National Development Bank), though this did not in fact take place;

5.     on October 24, 2002 the Parties signed the Third Amendment to the Contract to Assign the Outstanding Credit Balance on the Results Compensation Account, to reschedule and renegotiate the Installments past due and not paid, calculated on December 31, 2002, including interest and arrears charges on the overdue installments, with interest of 12% (twelve per cent) per year and monetary updating by the variation in the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive Installments, from January 2003 to May 2015;

6.     there is legislative authorization for the STATE to pledge in guarantee dividends or Interest on Equity payable to it by CEMIG, and it may do so with the respective retention, under State Law 14247 of June 4, 2002, as amended by State Law 14384 of October 11, 2002;

7.     the debtor balance on the CONTRACT on December 31, 2004 is R$ 2,941,599,110.03 824,016,438.72 (two billion, nine hundred and forty one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos);

8.     there is a need to regularize the payment of the installments owed by the STATE to CEMIG, and the Parties have an interest in ensuring that the debit of the STATE is paid in full, as calculated on December 31, 2004, by means of partial or total retention of dividends or Interest on Equity by CEMIG to the STATE, under this present instrument;

9.     the draft of this contractual amendment, and also the terms and conditions contained in it, have been approved by the Board of Directors, in a meeting held on January 12, 2005, as per CEMIG Board Decision Statement (CRCA) ____/2005, duly homologated by the Extraordinary General Meeting of Stockholders of CEMIG begun on December 30, 2005 and completed on January 12, 2006;

10.   through CEMIG Board Decision Statement (CRCA) .../2004, of ../../2004, the Board of Directors of CEMIG approved the CEMIG Strategic Plan for 2005—2035, 2004 Edition: Bases for Renegotiation of the Results Compensation Account (hereinafter referred to simply as the

“Strategic Plan”), which deals with the following:

a)     the criteria and assumptions on which the forecasts made in the Strategic Plan were based;

b)    the renegotiation of the debtor balance of the CRC Contract;

c)     the amounts of capital expenditure, including those necessary for the expansion foreseen by Cemig, and also the amounts to cover current investment; and

d)    the “New Dividend Policy”, consisting of (i) obligatory distribution of 50% (fifty per cent) of net profit as dividends and Interest on Equity, hereinafter referred to as “ordinary dividends”; and (ii) distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary dividends” (“the New Dividend Policy”);

11.   the STATE will seek to exercise its power of control in CEMIG in such a way as to orient and allow the management of CEMIG to make the execution of the Strategic Plan possible;

the Parties hereby resolve to sign this Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the Results Compensation Account (hereinafter “the Amendment”), subject to the following terms and conditions:

CLAUSE ONE: THE DEBIT

The STATE recognizes and declares, for the purposes of this instrument, subject to the matters in the Sole Paragraph of this Clause, the debit owed by itself to CEMIG under the CONTRACT, as amended, in the total amount of R$ 2.941.599.110,03 (two billion, nine hundred and forty-one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos), base date December 31, 2004, including the past due and unpaid installments of the principal, and also the installments yet to become due, all duly updated and augmented by contractual charges up to the base date (hereinafter referred to simply as “the DEBIT”).

Sole paragraph: The debtor balance identified in this clause is the subject of disagreement in relation to an amount limited to R$ 115,670,291.40 (one hundred and fifteen million six hundred and seventy thousand two hundred and ninety one Reais and forty centavos). The STATE and CEMIG undertake to resolve this disagreement within 90 (ninety) calendar days from the date of signature hereof, by means of conciliation to be effected by the STATE and CEMIG, there being deducted any amount which comes to be recognized by the Parties as not payable, in a valuation opinion approved by the STATE and by the Board of CEMIG, with proportional reduction in the value of the Installments specified in Paragraph One of Clause Two hereof. If the conciliation is not achieved in the above-mentioned period, the disagreement shall be submitted by both the Parties to the Public Audit Board of the State of Minas Gerais, through a formal, and specific, consultation.

CLAUSE TWO: MONETARY ADJUSTMENT, INTEREST AND PAYMENT CONDITIONS

The STATE undertakes to amortize and pay the DEBIT, duly updated and augmented by the due interest, in accordance with the following basic conditions:

a)     compliance with the obligation for payment and consequent amortization and settlement of the DEBIT shall take place, as priority, by means of retention by CEMIG of the amount of dividends and Interest on Equity payable to the STATE, as provided for in Clause Three;

b)    the DEBIT shall be updated in its monetary value, based on the monthly variation, positive or negative, of the General Internal Availability Price Index (IGP-DI) of the Getúlio Vargas Foundation, taking place from January 1, 2005 and up to the date of its effective and entire settlement;

c)     on the balance of the DEBIT, updated, there shall be payable interest of 4.00961494016% per half-year and 8.18% (eight point one eight per cent) per year, pro rata tempore, capitalized half-yearly, on June 30 and December 31, subject to the terms of Clause Six and other provisions of this instrument;

d)    the STATE shall settle the DEBIT, duly updated and augmented by the interest payable, by June 30, 2035;

e)     to amortize the DEBIT, the STATE shall pay to CEMIG (i) 61 (sixty-one) half-yearly consecutive installments, becoming due by June 30 and December 31 of each year, the first starting from the first half of 2005, in accordance with the amounts and timetable set out below (“the Installments”), until the total settlement of the DEBIT, and (ii) the entire debtor balance after the payments referred to above, if any, on June 30, 2035.

Paragraph One: The amortizations referred to in item (i) of subclause “e” of the head paragraph shall be effected, at each due date, in accordance with the following amounts:

INSTALLMENTS	AMOUNT OF INSTALLMENT
1 to 5	R$29,415,991.10,
6 to 10	R$30,886,790.66,
11 to 15	R$33,828,389.77,
16 to 20	R$38,240,788.43,
21 to 25	R$41,182,387.54,
26 to 29	R$44,123,986.65,
30 to 33	R$47,065,585.76,
34 to 37	R$50,007,184.87,
38 to 41	R$52,948,783.98,
42 to 44	R$55,890,383.09,

45 to 47	R$ 58,831,982.20,
48 to 50	R$61,773,581.31,
51 to 53	R$64,715,180.42,
54 and 55	R$67,656,779.53,
56 and57	R$70,598,378.64,
58 to 60	R$73,539,977.75,
61	R$76,481,576.84

Paragraph Two: The amount of each installment shall be monetarily updated, from January 1, 2005 up to the date of its payment, based on the General Internal Availability Price Index (IGP-DI) inflation index of the Getúlio Vargas Foundation.

Paragraph Three: The maturity date of each installment shall be automatically brought forward to the date on which CEMIG makes the payment of dividends and/or Interest on Equity, within the respective half-year to which the installment refers. In the event of there having taken place, in the said half-year, any payment of dividends or Interest on Equity, either ordinary or extraordinary, and if the payment of these takes place on different dates, the due date shall be that of the last payment in the half-year period. There shall, however, be retained, from each payment which comes to be made within the respective half-year, in advance, the amount which, under this CONTRACT, is to be retained of the amount payable by CEMIG to the STATE, as provided for in Clause Three.

Paragraph Four: The monetary updating and the interest payable under this Amendment shall be calculated on the daily debtor balances of the DEBIT, pro rata tempore, with the monetary updating being calculated monthly and the interest being capitalized six-monthly.

Paragraph Five: In the event of the IGP-DI being abolished, the index which replaces it shall be applied, or another officially recognized monetary updating index which best reflects the loss of purchasing power, or any other index which may be agreed between the Parties.

CLAUSE THREE: RETENTION OF DIVIDENDS AND INTEREST ON EQUITY

For payment of the DEBIT, in accordance with Clause Two, the Parties recognize that the STATE:

a)      currently has a stockholding of 22.23% (twenty two point two three per cent) in CEMIG which, based on distribution of 50% (fifty per cent) of the net profit as dividends or Interest on Equity and retention of the percentage specified in Paragraph Two, sub-clause “a” below, corresponds, on today’s date, to a percentage of 7.23% (seven point two three per cent) on net profit; and

b)      intends to use the amounts arising from the flow of dividends or Interest on Equity to which it is entitled as a stockholder of CEMIG, taking into account the New Dividend Policy and the changes to the Bylaws of CEMIG, to guarantee the payment of the Installments and of the balance of the

DEBIT.

Paragraph One: By means of this Amendment, and for the full purposes of law, the STATE hereby irrevocably authorizes CEMIG to retain amounts from the STATE’s entitlement to dividends and/or Interest on Equity receivable from CEMIG for the payment of the Installments and the balance of the DEBIT, plus the interest owed and duly adjusted, subject to the provisions of this instrument.

Paragraph Two: Of the distribution, as ordinary dividends and Interest on Equity, of 50% (fifty per cent) of net profit, CEMIG shall, unless otherwise provided for in this instrument, proceed as follows:

a)      CEMIG shall retain 65% (sixty five per cent) of the total of the ordinary dividends and Interest on Equity to which the STATE is entitled (hereinafter “the Amount Retained”) and apply the entire Amount Retained as follows:

a.1) for settlement of any Installment past due and not fully paid, in order of the past chronological order of due dates;

a.2) for settlement of the Installment relating to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place;

a.3) for anticipated settlement of up to a maximum of 2 (two) Installments, being those immediately subsequent to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place, subject to the provisions of Clause Four; and

a.4) for the amortization of the balance of the DEBIT, augmented by the interest due and duly adjusted, without there being any change to the amount or due date of the Installments yet to become due, or subsequent ones, which shall continue to be owed in accordance with the terms of Clause Two, subject to the terms of item a.3 above.

b) CEMIG shall pay to the STATE the remaining 35% (thirty five per cent) of the amount of the ordinary dividends and Interest on Equity.

Paragraph Three: Without prejudice to the retention of the Amount Retained under Paragraph Two, if the retention of the ordinary dividends and Interest on Equity is insufficient to settle the respective Installment, CEMIG shall proceed to retain, starting on January 1, 2008, up to 65% (sixty five per cent) of all and any amount of extraordinary dividends or Interest on Equity to which the STATE may be entitled, for the settlement of any Installment, up to the amount necessary for its settlement, after due monetary correction.

Paragraph Four: If the retention of the ordinary and extraordinary dividends and/or Interest on Equity in the manner specified in Paragraphs Two and Three above is insufficient for total settlement of any Installment, CEMIG shall proceed automatically to retain the totality of all and any dividends and Interest on Equity, ordinary or extraordinary (including the percentage specified in Paragraph Two, sub-clause “b”), to which the STATE is entitled, starting from the six-month period immediately following that of the Installment which is past due and has not been fully settled, up to the full settlement of such Installment, duly adjusted in monetary terms, and the interest due on any debtor balance shall be added to the total of the DEBIT.

Paragraph Five: Without prejudice to the retention of the Amount Retained, in accordance with the Paragraphs above and any other provision hereof, and provided that default has not yet been characterized under Clause Seven, after the settlement of all the Installments that are past due and have not been fully settled, the retention specified in Paragraphs Three and Four shall be immediately suspended, and shall again be applied only to the 65% (sixty five per cent) of the ordinary dividends and Interest on Equity, in accordance with Paragraph Two, sub-clause “a”.

Paragraph Six: If there is a reduction in the share held by the STATE in the registered capital of CEMIG and, as a result, in the ordinary dividends and/or Interest on Equity to be paid by CEMIG to the STATE, the percentage defined in Paragraph Two, sub-clause “a” shall automatically be adjusted upward (with the corresponding reduction of the percentage specified in Paragraph Two, sub-clause “b”), in such a way that the “Amount Retained” shall correspond at all times to at least 7.23% (seven point two three per cent) of the net profit of CEMIG.

Paragraph Seven: If CEMIG assigns the credits made up of the Installments payable by the STATE, which may also be an assignment to one or more Credit Receivables Investment Funds, provided that all the terms and conditions of this instrument are preserved, the STATE hereby authorizes CEMIG to make the payment of the Installments, in the proportion of the credit assigned, directly to the assignee, with amounts retained in accordance with this Clause Three.

CLAUSE FOUR: EARLY AMORTIZATION AND OTHER AMORTIZATIONS

The Parties agree that early amortization of an Installment or Installments may only take place in the following events and provided there is no Installment which is past due and has not been fully settled:

a)     the STATE may effect early amortization of up to a maximum of 2 (two) Installments, by application of the balance of the Amount Retained in excess of the amount of the Installments that are past due, as specified in Paragraph Two, sub-clause “a.3”, of Clause Three, provided the number of installments thus amortized early does not exceed, at any time, a total of 2 (two) Installments; or

b)    the STATE may carry out early amortization of up to a maximum of 3 (three) Installments, with its own funds, not arising from the retention of ordinary or extraordinary dividends and/or Interest on Equity, provided that the number of Installments thus amortized early does not exceed at any time a total of 3 (three) Installments.

Sole paragraph: In the event that CEMIG carries out any amortization, redemption or repurchase of shares, any reduction of capital or any other transaction which results in distribution or payment to stockholders, other than distribution of dividends or payment of Interest on Equity, the totality of the amounts to which the STATE is entitled shall be wholly and automatically used in the amortization of the balance of the DEBIT, in the manner specified in Clause Three, Paragraph Two, sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of sub-clause “b” of this Clause.

CLAUSE FIVE: COMPLIANCE WITH THE STRATEGIC PLAN AND THE CONTRACT

For the purposes of ensuring the total payment of the DEBIT to CEMIG, under the terms of this Amendment, and as part of its obligations hereunder, the STATE undertakes, subject to the legislation in force, to exercise its power of control in CEMIG in such a way as to:

a)      propose the maintenance of, and maintain, in the bylaws of the wholly-owned subsidiaries of Cemig, the distribution and payment to CEMIG, as dividends and/or Interest on Equity, of the total of the net profit made by the said subsidiaries, after the retention of the amounts allocated to the legal reserves and to the capital expenditure approved under the Strategic Plan, subject to the availability of free cash in the respective subsidiary;

b)      to propose the maintenance of, and to maintain, in the Bylaws of CEMIG, (i) the distribution and payment of 50% (fifty per cent) of net profit, as dividends or Interest on Equity, in 2 (two) six-monthly parts, the first by June 30 and the second by December 31, or each year; and (ii) the provisions in relation to the management of CEMIG contained in Clause 11 of the Bylaws, with the drafting approved by the Extraordinary General Meeting of Stockholders begun on December 30, 2005 and completed on January 12, 2006.

c)      to submit to prior approval by the Board of Directors of CEMIG and, subsequently, to approval by the General Meeting of Stockholders of CEMIG, any alteration to the CONTRACT, as amended by the present Amendment;

Paragraph One: The Parties recognize that the renegotiation of the DEBIT in the form of this Amendment took into account the Strategic Plan and the New Dividend Policy therein specified, and also the establishment of targets for the management of CEMIG, in accordance with the provisions of the bylaws referred to in sub-clause “b” of the head paragraph of this Clause. In this respect, and as long as the State has fulfilled its commitments specified in this Clause Five, if an extraordinary event occurs that is unpredictable and beyond the control of the Parties, and results in reduction of the profit of CEMIG and consequent reduction of the payment of dividends and Interest on Equity, in such a way that 100% (one hundred per cent) of the retention by CEMIG of the ordinary and/or extraordinary dividends and interest on equity which are payable to the STATE, in accordance with the provisions of Paragraph Four of Clause Three, is insufficient for the full payment of the Installments, the Parties, in a spirit of mutual cooperation and in obedience to the final period for settlement of the DEBIT and the financial charges originally agreed, hereby agree to negotiate in good faith the rescheduling of the Installments affected by the respective events, taking into account the Strategic Plan. When the existence of the circumstances referred to in this Paragraph One has been characterized, unless the parties reach an agreement about the rescheduling of the Installments affected, all the provisions hereof shall remain valid and in full effect (including the retention of all the dividends and interest on equity payable to the State), except that the number of Installments provided for in the head paragraph of Clause Six and in sub-clause “b” of Clause Seven shall be, for the specific purposes of such an eventuality, and without the possibility of accumulation (even if a new event occurs), augmented by 1 (one) Installment, increasing to 4 (four) and 6 (six) Installments, respectively.

Paragraph Two: The provisions relating to the management of CEMIG contained in the bylaws referred to in sub-clause (b), sub-item (ii), of this Clause Five, which aim to ensure compliance with the guidelines and targets necessary for adequate generation of the profits of CEMIG and the payment of the DEBIT in the form specified in this Amendment, shall not be changed, other than in an extraordinary situation arising from a future situation in the economy which clearly justifies and calls for alteration of any of these provisions, as and when such situation is identified by the Board of Directors of CEMIG in terms of this Paragraph Two and provided that the alteration of any of these provisions, in such a situation, (i) is limited to what is strictly necessary for adaptation to the new situation, (ii) maintains and makes possible maintenance of the projections of CEMIG’s profits in such a way as to ensure the conditions for the full payment of the DEBIT by the STATE in the manner specified in this Amendment, (iii) obeys the principles that support the renegotiation of the DEBIT in the form of this Amendment and, cumulatively, (iv) is approved by the Board of Directors of CEMIG, after hearing of the opinions of an independent audit, and also of CEMIG’s independent auditors, as a condition for submission of the change to the general meeting of stockholders of CEMIG.

CLAUSE SIX — INCREASE IN THE INTEREST RATE

In the event that the STATE does not pay on time and in full 3 (three) successive Installments, whether or not there has been retention of the totality of all or any ordinary and extraordinary dividends and/or Interest on Equity due to the STATE under Paragraph Four of Clause Three, or if its default becomes characterized under Clause Seven, the interest rate applicable to the balance of the DEBIT shall be changed, automatically, to 0.797414 per month, corresponding to an effective rate of 10% (ten per cent) per year, in replacement of the interest rate specified in sub-clause “c” of the head paragraph of Clause Two.

Sole paragraph: The increase in the interest rate shall be in effect as from the first day of the six-month period following the six-month period to which the third Installment not fully paid refers and may be reduced again to the interest rate specified in sub-clause “c” of the head paragraph of Clause Two (without prejudice to the amount of interest accumulated at the higher rate in the period in which it is in effect) if the STATE settles all and any Installment that is past due and unpaid in full before its default has been characterized in accordance with Clause Seven.

CLAUSE SEVEN: DEFAULT

Any of the following events shall characterize default by the STATE, independently of any advice or notification:

a)      if the STATE at its initiative and without being obliged to comply with any new rule of federal legislation (i) allows the reduction of the distribution and payment to CEMIG of dividends or interest on equity of the wholly-owned subsidiaries of CEMIG, as specified by sub-clause “a” of Clause Five, (ii) reduces the distribution and payment of 50% (fifty per cent) of the net profit of CEMIG as dividends and Interest on Equity, or (iii) ceases to obey the provisions of Paragraph Two of Clause Five in relation to the commitment and matters specified in sub-clause “b”, item (ii) of Clause Five;

b)      if the STATE ceases to make the payments in timely fashion and in full of 5 (five) consecutive Installments, independently of whether or not either of the following has occurred: (i) retention of the totality of all and any ordinary or extraordinary dividends payable to the STATE, in accordance with Paragraph Four of Clause Three; or (ii) increase in the interest rate according to Clause Six; or

c) if the STATE ceases to make full payment of any amount due under this instrument and the sum of the amount owed is equal to or more than 4 (four) times the value of the first Installment not aid in full, adjusted in accordance with Paragraph Two of Clause Two, or

d) the STATE fails to comply with the provisions of Clause Five, sub-clause “c”, or in any way prevents CEMIG from making the retentions specified in Clause Three or in the Sole Paragraph of Clause Four.

CLAUSE EIGHT: MEASURES IN THE EVENT OF DEFAULT; EARLY MATURITY; CHANGE IN FINANCIAL CHARGES

In the event that the STATE defaults, under Clause Seven, independently of whether CEMIG takes any steps at any time, the following shall be obeyed, without prejudice to any other right of or action by CEMIG:

a)     the amount of the DEBIT, including the Installments, shall continue to be updated by the positive or negative variation of the General Internal Availability Price Index (IGP-DI) and to suffer the effect of interest, in the manner specified herein, subject to sub-clause “b” below;

b)    in substitution of the remunerative interest rate specified in Clause Six, arrears interest of 0.948879% per month shall automatically come into effect, corresponding to an effective rate of 12% (twelve per cent) per year, starting from the date of characterization of the default;

c)     CEMIG shall continue to retain the Amount Retained, and also the totality of all and any ordinary or extraordinary dividends or Interest on Equity, or other amounts resulting from amortization, redemption or repurchase of debentures, shares or reduction of capital payable to the STATE, until the full payment of the totality of the DEBIT, augmented by the interest payable, and duly corrected in monetary terms. The retention shall not under any circumstances cover amounts relating to revenues of the STATE of a tax nature;

d)    CEMIG may declare early maturity of the totality of the DEBIT, augmented by the interest payable, duly updated in monetary terms, and also demand, charge and collect from the STATE, through the courts or otherwise, the amounts payable by the STATE, including the total of the debtor balance.

CLAUSE NINE: PERIOD OF VALIDITY

The CONTRACT shall be valid until June 30, 2035, and may be settled early, if the value of the Amounts Retained which exceed the amount of the respective Installments, plus any other amount which becomes payable to CEMIG under this instrument, have been sufficient for the early settlement of the balance of the DEBIT, plus the interest payable and due monetary correction.

Paragraph One: If the concession contracts for provision of public electricity distribution service of the respective wholly-owned subsidiary of CEMIG are not extended from 2016, the Parties shall renegotiate the balance of the DEBIT, subject to preservation of the limit-date of June 30, 2035 for its full payment.

Paragraph Two: If for any reason the CONTRACT is terminated or extinguished without the debtor balance owed by the STATE having been settled in full, for as long as the settlement of the debtor balance, including the interest due and monetary correction, is not renegotiated between the Parties, CEMIG shall retain the totality of the ordinary or extraordinary dividends and/or Interest on Equity payable to the STATE, independently of notice or any other measure.

Paragraph Three: If the STATE decides to dispose of shares that represent the control of CEMIG, it must include in the respective public offer, or equivalent, and in all the other instruments of disposal, a Clause which obliges the acquiring Party to settle, at sight, the balance of the DEBIT, augmented by the due interest and duly corrected in monetary terms, as a condition for the acquiring Party to acquire control, and in this event the balance of the DEBIT shall be considered to have matured early, without requirement for any advice or notice.

Paragraph Four: The Parties state and acknowledge that, between the Parties, the effects of this Amendment shall be backdated to govern the first half of 2005.

CLAUSE TEN: BUDGETARY ALLOCATION

The expenses arising from this Amendment shall be borne by general budget funding allocation 1911 28 843 002 7 886 0001 of the budget of the STATE currently in force, Law 15460 of January 15, 2005, and those of the subsequent business years by the budget allocations which are set in the respective budgets.

CLAUSE ELEVEN: TRANSITORY PROVISIONS RELATIVE TO THE DEDUCTIONS

In 2005, there shall be deducted from the respective Amounts Retained funds to be allocated for the subscription, by the STATE, of non-convertible debentures in CEMIG, the purpose of which is to finance construction of the Irapé hydroelectric plant, under Article 1 of State Law 13954 of July 20, 2001, plus an additional subscription of R$ 30,000,000.00 (thirty million Reais) in 2 (two) six-monthly Installments of R$ 15,000,000.00 (fifteen million Reais) each in the year of 2006, the addition of which shall depend on legislative authorization.

Sole paragraph: All the amounts, including principal and/or interest, payable to the STATE under the above-mentioned debentures shall, at the date of their respective maturity, redemption or payment be applied totally and automatically in the amortization of the balance of the DEBIT, in the form specified in Clause Three, Paragraph Two, Sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of Sub-Clause “b” of Clause Four.

CLAUSE TWELVE: IRREVOCABILITY

The present Amendment has been duly authorized and signed by the Parties, and constitutes a perfect legal transaction and is irrevocable. Any alteration to the CONTRACT, as amended by this Amendment, must obey the provisions of this instrument.

CLAUSE THIRTEEN: SUCCESSION AND ASSIGNMENT

The CONTRACT, as amended by this Amendment, is signed and agreed irrevocably, and binds the Parties and those who for any reason are their successors. None of the Parties may assign its rights or obligations under the CONTRACT, as amended by this Amendment, by means of stockholding reorganization or otherwise, other than in the circumstances provided for by Paragraph Seven of Clause Three.

CLAUSE FOURTEEN: RATIFICATION

All the clauses, items and conditions of the CONTRACT which have not been altered by the present Amendment and which do not conflict with the terms of this Amendment remain in full force and effect.

CLAUSE FIFTEEN — NOVATION

Omission or delay by any of the Parties in exercising any of their rights shall not imply waiver or novation, nor prejudice the future exercise of the same right.

CLAUSE SIXTEEN — JURISDICTION

The place of jurisdiction of the CONTRACT is the legal district of Belo Horizonte, in the Brazilian State of Minas Gerais, any other being hereby waived.

Being agreed and contracted the Parties sign this present Amendment in 3 (three) copies of equal form and content, for a single legal effect, in the presence of the witnesses named below, who also sign.

Belo Horizonte, January     , 2006

STATE OF MINAS GERAIS

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

WITNESSES:

Name:	Name:

RG:	RG:

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64

Draft of minutes

I. DATE AND TIME: [.], at 2 p.m., at the head office of Pavarini Distribuidora de Títulos eValores Mobiliários Ltda., Fiduciary Agent for the 3rd Issue of Debentures, located at Rua Sete de Setembro 99, 24th floor, in the city of Rio de Janeiro, Rio de Janeiro.

II. PRESENT: Debenture holders representing [.]% (……. per cent) of the holders of the debentures in circulation of the 3rd issue by Companhia Energética de Minas Gerais — Cemig, as verified by the signatures in the Debenture Holders’ Attendance Book and by the Fiduciary Agent. Also present were the representative of the Issuer, Mr. [.], and the representative of the Fiduciary Agent Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., Mr. [.].

III. COMMITTEE OF THE MEETING: Chairman, Mr. [.], and Secretary, Mr. [.].

IV. CONVOCATION: Notices were published in the editions of [.], 2006 of the following publications: (i) [.], on page [.]; (ii) [.], on page [.], and (iii) [.], on page [.].

V. AGENDA: To decide on the proposal of the company to alter the period established in Clause 7.1. (xi) of the issue deed.

VI. DECISIONS: Debenture holders representing [.]% of the debentures in circulation approved/did not approve the proposal by the company to alter the period established in Clause 7.1. (xi) of the issue deed from 120 days to 210 days.

VII. CLOSING: Any terms not expressly defined in this document shall have the meaning attributed to them in the Deed. There being no further business, the Chairman adjourned the meeting for the time necessary for the preparation of these minutes, and they were read, approved and signed by the Chairman, the Secretary and the other persons present.

Rio de Janeiro, [.], 2006.

Chairman	Secretary

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF

STOCKHOLDERS BEGUN ON DECEMBER 30, 2005, RESUMED ON

JANUARY 5, 2006, AND CLOSED ON JANUARY 12, 2006.

Stockholders of CEMIG (Companhia Energética de Minas Gerais) representing more than two-thirds of the Company’s voting stock met at 10 a.m. on December 30, 2005, at the Company’s head office at Av. Barbacena 1200, 18th Floor, in Belo Horizonte, Minas Gerais, Brazil, in an Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, in which all those present signed and made the required statements, the stockholder State of Minas Gerais being represented by Mr. José Bonifácio Borges de Andrada, General Counsel of the State of Minas Gerais, in accordance with Complementary Law 30 of August 10, 1993, as amended by Complementary Law 75, of January 13, 2004.

Initially, I, Anamaria Pugedo Frade Barros, Superintendent of the Cemig General Secretariat (SG) Support Office, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

The representative of the stockholder State of Minas Gerais asked for the floor and put forward the name of the stockholder Wilson Nélio Brumer to chair the meeting. This was put to the vote and approved unanimously.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, to be Secretary of the proceedings, requesting me to read the convocation published in the newspapers “Minas Gerais”, the official publication of the Powers of the State, on December 8, 10 and 13, 2005, “O Tempo” of December 8, 10 and 12, and “Gazeta Mercantil” of December 8, 12 and 13; and the Notice received from the CVM (Securities Commission) entitled OFÍCIO-CVM-SEP-GEA-3 No. 623/05, of December 22, 2005, which ordered postponement of this Meeting to December 30, 2005; and of the Notice to Stockholders about this postponement, published in the newspapers “Minas Gerais”, the official Publication of the Powers of the State, on December 23, 28 and 29,“O Tempo” on December 23, 24 and 26, and “Gazeta Mercantil on December 23, 26 and 27, the contents of these documents being the following:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

CONVOCATION TO EXTRAORDINARY GENERAL MEETING

Stockholders are hereby called to an Extraordinary General Meeting to be held on December 23, 2005 at 10 a.m. at the Company’s head office, Av. Barbacena 1200, 18th Floor, in this city of Belo Horizonte, State of Minas Gerais, to decide on the homologation of the authorization by the Board of Directors for signing of the Fourth Amendment to the Contract for Assignment of the Outstanding Credit Balance on the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais. Any stockholder who wishes to be represented by proxy in this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the Company’s By-laws, showing at the time of the meeting, or depositing, preferably by December 21, 2005, proofs of ownerships of the shares issued by a depositary financial institution, and a power of attorney with special powers, at the General Secretariat of the Company at Av. Barbacena 1200, 19th floor, B1 wing, Belo Horizonte, State of Minas Gerais, Brazil. Belo Horizonte, December 7, 2005.Signed: Wilson Nélio Brumer, Chairman of the Board of Directors.

“ OFÍCIO/CVM/SEP/GEA-3 No. 623/05 - Rio de Janeiro, December 22, 2005

To Mr. Flávio Decat de Moura,

Investor Relations Director,

CIA. ENERGÉTICA DE MINAS GERAIS — CEMIG

Avenida Barbacena 1200, Edifício Júlio Soares

Santo Agostinho

Belo Horizonte, MG

CEP: 30123-970 - Tel.: (31) 3299-4903 - Fax: (31) 3299-4691

SUBJECT: Requests for increase of the period of notice for calling of the EGMs of CIA

ENERGÉTICA DE MINAS GERAIS — CEMIG, scheduled for December 23, 2005.

Dear Director,

We refer to the requests, submitted by the stockholders Southern Electric Brasil Participações Ltda. and Evandro Veiga Negrão de Lima, for an increase, to 30 (thirty) days, of the period of prior notice for publication of the first announcement for calling of the Extraordinary General Meetings of CIA. ENERGÉTICA DE MINAS GERAIS — CEMIG, set for December 23, 2005. In relation to this, we inform you that the Committee of the CVM has studied the said requirements and the statement by the Company about them and, in an Extraordinary Meeting held on December 21, 2005, decided to increase the said period to 22 (twenty two) days, that is to say that the Extraordinary General Meetings should be held on December 30, 2005. We highlight, finally, that the said minutes of the meeting of the Committee and Memorandum SEP/GEA-3 referred to therein are available on the site of the CVM on the Internet, at the link “Decisions by the Committee”.

Yours,

(Signed)

RICARDO COELHO PEDRO — Acting Company Monitoring Manager

ELIZABETH LOPEZ RIOS MACHADO — Superintendent of Relations with Companies

C/C to the Applicants.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

POSTPONEMENT OF THE MEETING

We hereby inform stockholders of CEMIG that the Extraordinary General Meeting of Stockholders called for December 23, 2005 at 10 a.m. has been postponed to December 30, 2005, at 10 a.m., at the order of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários), by its formal notice “Ofício/CVM/SEP/GEA-3/N°623/05”, of December 22, 2005. The meeting will take place at the same location, the Company’s head office, at Av. Barbacena, 1200, 18th Floor, in Belo Horizonte, Minas Gerais, and the agenda is unchanged — namely, homologation of the authorization by the Board of Directors for signing of the Fourth Amendment to the Contract for Assignmentof the Outstanding Balance Receivable on the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph ofArticle 9 of the Company’s By-laws, by depositing, preferably by 28 December 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of the Company at Av. Barbacena 1,200 — 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 22, 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

Before the agenda of this Meeting was placed in debate and put to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. highlighted that the changes in the bylaws made by the Extraordinary General Meeting ofOctober 25, 1999, and also the subsequent changes, were approved only in view of the suspension of the Stockholders’ Agreement, by the Judiciary, and were, thus, provisional and precarious. He said that, thus, the acts and operations practiced or submitted to the approval of the corporate bodies of Cemig, supported by such changes in the bylaws made under the protection of the Court decision currently in force can, at any moment, be revised and withdrawn from the world of law.

On this issue, the representative of the stockholder State of Minas Gerais told the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character — that being a decision on the merits it thus does not deal with suspension, but with annulment. He added that there already existed a decision on the merit which annuls the Stockholders’ Agreement confirmed by the Appeal Court of the State of Minas Gerais. He further stated that the decisions of this Board may only take into consideration what exists in present day reality, and it would be irresponsible not to vote on matters which are awaiting Court decisions, since, in reality, the said Stockholders’ Agreement, by reason of a Court judgment, is not able to produce any effect and the decisions taken are being taken within strict compliance with the Court judgment. Finalizing, he noted that the Extraordinary and Special Appeals filed by Southern were not admitted for hearing by the Vice-Chairman of the Minas Gerais Appeal Court, and that, more recently, the Higher Appeal Court denied the Interlocutory and Special Appeals filed by Southern, reinforcing the legal situation already declared by the Minas Gerais Appeal Court, that is to say the inefficacy of the Stockholders’ Agreement which is the subject of the action.

Subsequently, the Chairman requested the Secretary to proceed to the reading of the proposal of the Board of Directors, which deals with the Agenda, the content of which is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

Whereas —

a)     the provisions of Law 8631 of March 4, 1993, as amended by Law 8727 of November 5, 1993, especially the provisions of Article 5, § 4, authorize States, theFederal District and Municipalities, upon agreement with the electricity public service concessions of which they have stockholding control, to use the remaining balances on the CRC (Results Compensation) Account, after the offsettings provided for by § 3 of the said Law, for the purposes of offsetting of the debts of those entities to the federal government;

b)    on May 31, 1995, in accordance with the above-mentioned legislation, Cemig and the State of Minas Gerais signed an agreement for assignment of the credit of the outstanding balance of the CRC account (“the CRC Contract”), under which Cemig assigned to the State of Minas Gerais the outstanding balance of the credits on the then-abolished CRC accounts received from the federal government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs), corresponding, on the date of the assignment, to R$ 602,198,290.88 (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight cents), which was to be amortized by the State of Minas Gerais in 204 (two hundred and four) monthly consecutive installments, updated by the value of the UFIR and remunerated at annual interest of 6% (six per cent) subject to an initial grace period of 36 (thirty six) months, guaranteed by the resources of the States’ Participation Fund (FPE);

c)     on February 24, 2001, the First Amendment to the CRC Contract was signed, to change the monetary adjustment indexor of the debtor balance, from UFIRs to the Special Expanded National Consumer Price Index (IPCA-E), in the months of January to October of 2000, and to the IGP-DI (General Price Index — Domestic

Availability) published by the Getúlio Vargas Foundation, in the months of November and December of 2000;

d)    on December 14, 2002 the Second Amendment to the CRC Contract was signed, to reschedule the installments becoming due as from January 1, 2003 and to establish the IGP-DI as the monetary correction index, with the possibility of the said credit being passed on by Cemig to the federal government or to the National Development Bank (BNDES), which in fact did not happen;

e)     on December 24, 2002, the Third Amendment to the CRC Contract was signed, to reschedule and re-agree the installments overdue and not paid, calculated on December 31, 2002, including interest and financial penalty payments on the installments in arrears, with interest of 12% (twelve per cent) per year and monetary adjustment by the variation of the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive installments, from January 2003 to May 2015, with retention of dividends and/or Interest on Equity payable to the State of Minas Gerais allocated as collateral;

f)     there is legislative authorization for the State of Minas Gerais to give in guarantee, with or without the respective retention, its dividends or Interest on Equity receivable from Cemig, under State Law 14247 of June 4, 2002, as amended by State Law 14384 of October 11, 2002;

g)    on December 31, 2004, the debtor balance on the CRC Contract, accounted by Cemig, was R$ 2,941,599,110.03 (two billion, nine hundred and forty one million, five hundred and ninety nine thousand, one hundred and ten Reais and three centavos), albeit of this total amount the State of Minas Gerais challenges the amount of R$ 115,670,291.40 (one hundred and fifteen million, six hundred and seventy thousand, two hundred and ninety one Reais and forty centavos), the dispute to be settled within 90 (ninety) days after the date of signature of the Amendment, through an accounting audit, in accordance with an express Clause inserted in the respective instrument;

h)    there is a need to regularize the payment of the installments owed by the State of Minas Gerais to Cemig, and the Parties are interested in guaranteeing the payment of the total of the debit of the State of Minas Gerais, as calculated on December 31, 2004, with the retention, partial or total, of dividends or Interest on Equity distributable or payable by Cemig to the State of Minas Gerais;

i)      the State of Minas Gerais, as controlling stockholder of Cemig, submitted a proposal for the renegotiation of the CRC Contract to the Extraordinary General Meeting of Stockholders of Cemig held on June 17, 2004;

j)      the said General Meeting of Stockholders submitted the proposal with the bases for the renegotiation of the CRC Contract for decision by the Board of Directors of Cemig;

l)      on November 19, 2004 the Board of Directors approved the 2005-2035 Strategic Plan for Cemig – 2004 Edition / Bases for Renegotiation of the Contract for the Outstanding Balance on the CRC (Results Compensation) Account, which covers all the following:

1)     the criteria and bases on which the forecasts made in the Strategic Plan were based;

2)     the renegotiation of the debtor balance of the CRC Contract;

3)     the amounts of capital expenditure, including those necessary for the expansion foreseen by Cemig, and also the amounts to cover current investment; and

4)     the “New Dividend Policy”, consisting of

(i)    the distribution of 50% (fifty per cent) of the net profit, as dividends and Interest on Equity, obligatorily, hereinafter referred to as “ordinary”‘; and

(ii)   distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary”, in accordance with CRCA-145/2004 of November 22, 2004;

m)    the Fourth Amendment to the Contract for Assignment of the Outstanding Balance of the CRC establishes the appropriate conditions for the necessary securitization of the receivables specified therein;

n)    in the process of unbundling of the Company, the credits of the CRC remained with Cemig, upon approval by Aneel, the National Electricity Agency, which removes the obligation for prior approval by that Agency for the signature of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, which would be necessary only for the wholly— owned subsidiaries, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., which became the holders of the concessions for generation, transmission and distribution of electricity;

o)    the efficacy of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account is conditional upon publication of a shortened version of it in the Official Gazette of the State of Minas Gerais;

— the Board of Directors submits to the Extraordinary General Meeting of Stockholders its proposal for homologation of the authorization to sign the Fourth Amendment to the Contract for Assignment of the Outstanding Balance of the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and the Company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders. Belo Horizonte, December 7, 2005.

Signed by: Wilson Nélio Brumer, Chairman; Djalma Bastos de Morais, Vice-Chairman; Alexandre Heringer Lisboa, Board Member; Francelino Pereira dos Santos, Board Member; José Luiz Alquéres, Board Member; Maria Estela Kubitschek Lopes, Board Member; Nilo Barroso Neto, Board Member; and Francisco Sales Dias Horta, Board Member.”

The Chairman then requested the Secretary to proceed to distribution and reading of the Fourth Amendment to the Contract for Assignment of the Outstanding Credit Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and Companhia Energética de Minas Gerais – CEMIG, the signature of which was approved and submitted for homologation by the stockholders, by the Board of Directors in their meeting held on December 7, 2005, the content of which is as follows:

“ FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE

OUTSTANDING CREDIT BALANCE ON THE CRC (RESULTS
COMPENSATION) ACCOUNT, SIGNED BETWEEN

THE STATE OF MINAS GERAIS AND

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG.

THE STATE OF MINAS GERAIS, with head office at Praça da Liberdade, Belo Horizonte, Minas Gerais, CNPJ 18.715.615/0001-60, herein represented by its State Finance Office (hereinafter referred to simply as (“the STATE”), and COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a company with mixed State and private-sector stockholdings, with headquarters in Belo Horizonte, Minas Gerais, at Avenida Barbacena 1200, CNPJ 17.155.730/0001-64, herein represented by its Chief Executive Officer Mr. Djalma Bastos de Morais and by its Chief Financial and Investor Relations Officer Mr. Flávio Decat de Moura (hereinafter simply referred to as “CEMIG”), the STATE and CEMIG hereinafter being referred to jointly as “the Parties”, and each, individually, as a “Party”,

WHEREAS –

1.     Law 8631 of March 4, 1993, amended by Law 8727 of November 5, 1993, in particular the provisions of Article 5, § 4, gave authorization for the outstanding balance on the account known as the CRC (Results Compensation) Account, after the offsetting specified in § 3 of the said Law, to be used, under agreements with the public electricity service concession holders, by the states, the Federal District and municipalities that hold stockholding control in the said concession holders, for the purposes of offsetting debt owed to the federal government by the said states, Federal District and municipalities;

2.     on May 31, 1995, under the above legislation, the Parties signed the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, by which CEMIG assigned to the STATE the remaining balance of the credits on the now-discontinued Results Compensation Account received from the Federal Government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs), corresponding, on the date of the assignment, to R$ 602,198,290.88 (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight centavos), to be amortized by the STATE in 204 (two hundred and four) monthly consecutive installments, updated by the UFIR and remunerated at annual interest of 6% (six per cent) after a grace period of 36 (thirty six) months, guaranteed by funds of the States’ Participation Fund (FPE) (such Contract, as amended by the three amendments referred to below, hereinafter being referred to simply as “the CONTRACT”);

3.     on February 24, 2001 the Parties signed the First Amendment to the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, to alter the monetary correction indexor on the debtor balance, from the UFIR to the Special Expanded National Consumer Price Index (IPCA-E), for the period of January through October 2000, and to the General Internal Availability Price Index (IGP-DI), in the months of November and December 2000;

4.     on October 14, 2002, the Parties signed the Second Amendment to the Contract for Concession of the Outstanding Credit Balance on the Results Compensation Account, to reschedule the installments which were to become due as from January 1, 2003, and establish the IGP-DI as the monetary correction unit, with the possibility of passing through of the said credit by CEMIG to the federal government or to the BNDES (National Development Bank), though this did not in fact take place;

5.     on October 24, 2002 the Parties signed the Third Amendment to the Contract to Assign the Outstanding Credit Balance on the Results Compensation Account, to reschedule and renegotiate the Installments past due and not paid, calculated on December 31, 2002, including interest and arrears charges on the overdue installments, with interest of 12% (twelve per cent) per year and monetary updating by the variation in the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive Installments, from January 2003 to May 2015;

6.     there is legislative authorization for the STATE to pledge in guarantee dividends or Interest on Equity payable to it by CEMIG, and it may do so with the respective retention, under State Law 14247 of June 4, 2002, as amended by State Law 14384 of October 11, 2002;

7.     the debtor balance on the CONTRACT on December 31, 2004 is R$ 2,941,599,110.03 (two billion, nine hundred and forty-one million, five hundred and ninety-nine thousand one hundred and ten Reais and three centavos);

8.     there is a need to regularize the payment of the installments owed by the STATE to CEMIG, and the Parties have an interest in ensuring that the debit of the STATE is paid in full, as calculated on December 31, 2004, by means of partial or total retention, in accordance with this present instrument, of dividends or Interest on Equity becoming due for payment by CEMIG to the STATE;

9.     the draft of this contractual amendment, and also the terms and conditions contained in it, have been approved by the Board of Directors, in a meeting held on [ ] [ ], 2005, as per CEMIG Board Decision Statement (CRCA) /2005, duly homologated by the General Meeting of Stockholders of CEMIG held on [ ] [ ], 2005;

10.   through CEMIG Board Decision Statement CRCA/145/2004 of 22/11/2004, the Board of Directors of CEMIG approved the CEMIG Strategic Plan for 2005-2035, 2004 Edition: Bases for Renegotiation of the Results Compensation Account Contract (hereinafter referred to simply as the “Strategic Plan”), which deals with the following:

a.     the criteria and assumptions on which the forecasts made in the Strategic Plan were based;

b.     the renegotiation of the debtor balance of the CRC Contract, in accordance with this present instrument;

c.     the amounts of capital expenditure, including those necessary for the expansion planned by Cemig, and also the amounts to cover current investment; and

d.     the “New Dividend Policy”, consisting of

(i)    obligatory distribution of 50% (fifty per cent) of net profit as dividends and Interest on

Equity, hereinafter referred to as “ordinary dividends”; and

(ii)   distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary dividends” (“The New Dividend Policy”);

11.   the STATE will seek to exercise its power of control in CEMIG in such a way as to orient and allow the management of CEMIG to make the execution of the Strategic Plan possible;

— the Parties hereby resolve to sign this Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the Results Compensation Account (hereinafter “the Amendment”), subject to the following terms and conditions:

CLAUSE ONE: THE DEBIT

The STATE declares and recognizes, for the purposes of this instrument, the debit owed by itself to CEMIG under the CONTRACT, as amended, in the total amount of R$ 2.941.599.110,03 (two billion, nine hundred and forty one million, five hundred ninety nine thousand, one hundred and ten Reais and three centavos), base date December 31, 2004, made up of the past due and unpaid installments of the principal, and also the installments yet to become due, duly updated and augmented by contractual charges up to the base date (hereinafter referred to simply as “the DEBIT”).

Sole paragraph: The debtor balance identified in this clause is the subject of disagreement in relation to the amount of R$ 115,670,291.40 (one hundred and fifteen million six hundred and seventy thousand two hundred and ninety one Reais and forty centavos). The STATE and CEMIG undertake to resolve this disagreement within 90 (ninety) calendar days from the date of signature hereof, by the use of an auditors’ opinion, and agree that any amount recognized as not payable shall be deducted, and that proportional reductions shall be made in the installments specified in Paragraph One of Clause Two of this instrument.

CLAUSE TWO: MONETARY ADJUSTMENT, INTEREST AND PAYMENT CONDITIONS

The STATE undertakes to amortize and pay the DEBIT, duly updated and augmented by the due interest, in accordance with the following basic conditions:

a)     compliance with the obligation for payment and consequent amortization and settlement of the DEBIT shall take place, as priority, by means of retention by CEMIG of the amount of dividends and Interest on Equity payable to the STATE, as provided for in Clause Three;

b)    the DEBIT shall be updated in its monetary value, based on the monthly variation, positive or negative, of the General Internal Availability Price Index (IGP-DI) of the Getúlio Vargas Foundation, taking place from January 1, 2005 and up to the date of its effective and entire settlement;

c)     on the balance of the DEBIT, updated, there shall be payable interest of 0.657371% per month, corresponding to an effective rate of 4.00961494016% per half-year and 8.18% (eight point one eight per cent) per year, pro rata tempore, capitalized half-yearly, on June 30 and December 31, subject to the terms of Clause Six and the other provisions of this instrument;

d)    the STATE shall settle the DEBIT, duly updated and augmented by the interest payable, by June 30, 2035;

e)     to amortize the DEBIT, the STATE shall pay to CEMIG

i.      61 (sixty one) half-yearly consecutive installments, becoming due by June 30 and December 31 of each year, the first starting from the first half of 2005, in accordance with the amounts and timetable set out below (“the Installments”), until the total settlement of the DEBIT, and

ii.     the entire debtor balance, if any, after the payments referred to above, on June 30, 2035.

Paragraph One: The amortizations referred to in item (i) of sub clause “e” of the head paragraph shall be effected, at each due date, in accordance with the following amounts:

INSTALLMENTS	AMOUNT OF INSTALLMENT
1 to 5	R$	29,415,991.10
6 to 10	R$	30,886,790.66
11 to 15	R$	33,828,389.77
16 to 20	R$	38,240,788.43
21 to 25	R$	41,182,387.54
26 to 29	R$	44,123,986.65
30 to 33	R$	47,065,585.76
34 to 37	R$	50,007,184.87
38 to 41	R$	52,948,783.98
42 to 44	R$	55,890,383.09
45 to 47	R$	58,831,982.20
48 to 50	R$	61,773,581.31
51 to 53	R$	64,715,180.42
54 and 55	R$	67,656,779.53
56 and57	R$	70,598,378.64
58 to 60	R$	73,539,977.75
61	R$	76,481,576.86

Paragraph Two: The amount of each half-yearly amortization installment shall be monetarily updated, from January 31, 2005 up to the date of its payment, based on the General Domestic Availability Price (IGP-DI) inflation index of the Getúlio Vargas Foundation.

Paragraph Three: The maturity date of each installment shall be automatically brought forward to the date on which CEMIG makes the payment of dividends and/or Interest on Equity, within the respective half-year to which the installment refers. In the event of there having taken place, in the said half-year, any payment of dividends or Interest on Equity, either ordinary or extraordinary, and if the payment of these takes place on different dates, the due date shall be that of the last payment in the half-year period. There shall, however, be retained, from each payment which comes to be made within the respective half-year, in advance, the amount which, under this CONTRACT, is to be retained of the amount payable by CEMIG to the STATE, as provided for in Clause Three.

Paragraph Four: The monetary updating and the interest payable under this Amendment shall be calculated on the daily debtor balances of the DEBIT, pro rata tempore, with the monetary updating being calculated monthly and the interest being capitalized six-monthly.

Paragraph Five: In the event of the IGP-DI being abolished, the index which replaces it shall be applied, or another officially recognized monetary updating index which best reflects the loss of purchasing power, or any other index which may be agreed between the Parties.

CLAUSE THREE: RETENTION OF DIVIDENDS OR INTEREST ON EQUITY

For payment of the DEBIT, in accordance with Clause Two, the Parties recognize that the STATE:

a)     currently has a stockholding of 22.23% (twenty two point two three per cent) in CEMIG which, based on distribution of 50% (fifty per cent) of the net profit as dividends or Interest on Equity and retention of the percentage specified in Paragraph Two, sub-clause “a” below, corresponds, on today’s date, to a percentage of 7.23% (seven point two three per cent) on net profit; and

b)    intends to use the amounts arising from the flow of dividends or Interest on Equity to which it is entitled as a stockholder of CEMIG, taking into account the New Dividend Policy and the changes to the Bylaws of CEMIG, to guarantee the payment of the Installments and the balance of the DEBIT.

Paragraph One: By means of this Amendment, and for the full purposes of law, the STATE hereby irrevocably authorizes CEMIG to retain amounts from the STATE’s entitlement to dividends or Interest on Equity receivable from CEMIG for the payment of the Installments and the balance of the DEBIT, plus the interest owed and duly adjusted, subject to the provisions of this instrument.

Paragraph Two: Of the distribution, as ordinary dividends or Interest on Equity, of 50% (fifty per cent) of net profit, CEMIG shall, unless otherwise provided for in this instrument, proceed as follows:

a)     CEMIG shall retain 65% (sixty five per cent) of the total of the ordinary dividends and Interest on Equity to which the STATE is entitled (hereinafter “the Amount Retained”) and apply the entire Amount Retained as follows:

a.1)          for settlement of any Installment past due and not fully paid, in order of the past chronological order of due dates;

a.2)          for settlement of the Installment relating to the half-year in which the ordinary distribution of profit or Interest on Equity takes place;

a.3)          for anticipated settlement of up to a maximum of 2 (two) Installments, being those immediately subsequent to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place, subject to the provisions of Clause Four; and

a.4)          for the amortization of the balance of the DEBIT, augmented by the interest due and duly adjusted, without there being any change to the amount or due date of the Installments yet to become due, or subsequent ones, which shall continue to be owed in accordance with the terms of Clause Two, except those referred to by item a.3 above.

b)    CEMIG shall pay to the STATE the remaining 35% (thirty five per cent) of the amount of the ordinary dividends and Interest on Equity.

Paragraph Three: Without prejudice to the retention of the Amount Retained under Paragraph Two, if the retention of the ordinary dividends and Interest on Equity is insufficient to settle the respective Installment, CEMIG shall proceed to retain, starting on January 1, 2008, up to 65% (sixty five per cent) of all and any amount of extraordinary dividends or Interest on Equity to which the STATE may be entitled, for the settlement of any Installment, up to the amount necessary for its settlement, after due monetary correction.

Paragraph Four: If the retention of the ordinary and extraordinary dividends and/or Interest on Equity in the manner specified in Paragraphs Two and Three above is insufficient for total settlement of any Installment, CEMIG shall proceed automatically to retain the totality of all and any dividends and Interest on Equity, ordinary or extraordinary (including the percentage specified in Paragraph Two, sub-clause “b”), to which the STATE is entitled, starting from the six-month period immediately following that of the Installment which is past due and has not been fully settled, up to the full settlement of such Installment, duly adjusted in monetary terms, and the interest due on any debtor balance shall be added to the total of the DEBIT.

Paragraph Five: Without prejudice to the retention of the Amount Retained, in accordance with the Paragraphs above and any other provision hereof, and provided that default has not yet been characterized under Clause Seven, after the settlement of all the Installments that are past due and have not been fully settled, the retention specified in Paragraphs Three and Four shall be immediately suspended, and shall again be applied only to 65% (sixty five per cent) percentage of the ordinary dividends and Interest on Equity, in accordance with Paragraph Two, sub-clause “a”.

Paragraph Six: If there is a reduction in the share held by the STATE in the registered capital of CEMIG and, as a result, in the ordinary dividends and/or Interest on Equity to be paid by CEMIG to the STATE, the percentage defined in Paragraph Two, sub-clause “a” shall automatically be adjusted upward (with the corresponding reduction of the percentage specified in Paragraph Two, sub-clause “b”), in such a way that the “Amount Retained” shall correspond at all times to at least 7.23% (seven point two three per cent) of the net profit of CEMIG.

Paragraph Seven: If CEMIG assigns the credits made up of the Installments payable by the STATE, which may be an assignment to one or more Credit Receivables Investment Funds, provided that all the terms and conditions of this instrument are preserved, the STATE hereby authorizes CEMIG to make the payment of the Installments, in the proportion of the credit assigned, directly to the assignee, using amounts retained in accordance with this Clause Three.

CLAUSE FOUR: EARLY AMORTIZATION AND OTHER AMORTIZATIONS

The Parties agree that early amortization of an Installment or Installments may only take place in the following events and provided there is no Installment which is past due and has not been fully settled:

a)     the STATE may effect early amortization of up to a maximum of 2 (two) Installments, by application of the balance of the Amount Retained in excess of the amount of the Installments that are past due, as specified in Paragraph Two, sub-clause “a.3”, of Clause Three, provided the number of installments thus amortized early does not exceed, at any time, a total of 2 (two) Installments; or

b)    the STATE may carry out early amortization of up to a maximum of 3 (three) Installments, with its own funds, not arising from the retention of ordinary or extraordinary dividends and/or Interest on Equity, provided that the number of Installments thus amortized early does not exceed at any time a total of 3 (three) Installments.

Sole paragraph: In the event that CEMIG carries out any amortization, redemption or repurchase of shares, any reduction of capital or any other transaction which results in distribution or payment to stockholders, other than distribution of dividends or payment of Interest on Equity, the totality of the amounts to which the STATE is entitled shall be wholly and automatically used in the amortization of the balance of the DEBIT, in the manner specified in Clause Three, Paragraph Two, sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of sub-clause “b” of this Clause.

CLAUSE FIVE: COMPLIANCE WITH THE STRATEGIC PLAN AND THE CONTRACT

For the purposes of ensuring the total payment of the DEBIT to CEMIG, under the terms of this Amendment, and as part of its obligations hereunder, the STATE undertakes, subject to the legislation in force, to exercise its power of control in CEMIG in such a way as:

a)             to maintain in the bylaws of the wholly-owned subsidiaries of Cemig the distribution and payment to CEMIG, as dividends and/or Interest on Equity, of the total of the net profit made by the said subsidiaries, after the retention of the amounts allocated to the legal reserves and to the capital expenditure approved under the Strategic Plan, subject to the availability of free cash in the respective subsidiary;

b)            to maintain in the Bylaws of CEMIG the distribution and payment of 50% (fifty per cent) of net profit, as dividends or Interest on Equity, in 2 (two) six-monthly parts, the first by June 30 and the second by December 31, of each year;

c)             to submit to prior approval by the Board of Directors of CEMIG and, subsequently, to approval by the General Meeting of Stockholders of CEMIG, any alteration to the CONTRACT, as amended by the present Amendment;

d)            If the dividend forecasts contained in the Strategic Plan approved by Board Decision CRCA/145/2004 of Nov 22, 2004 are not fulfilled for reasons not arising from decisions of the controlling stockholder, which run contrary to the provisions of this instrument, in such a way that 100% (one hundred per cent) of the dividends and Interest on Equity payable to the STATE is insufficient for coverage of the Installments specified in Paragraph One of Clause Two, the Parties undertake to renegotiate the Installments in accordance with the Strategic Plan, which should be reviewed at that time, preserving the principles of this CONTRACT.

CLAUSE SIX — INCREASE IN INTEREST RATE

In the event that the STATE does not pay on time and in full 3 (three) successive Installments, whether or not retention of the totality of all and any ordinary and extraordinary dividends and/or Interest on Equity due to the STATE has taken place under Paragraph Four of Clause Three, or of its default becoming characterized in accordance with Clause Seven, the interest rate applicable to the balance of the DEBIT shall be changed, automatically, to 0.797414 per month, corresponding to an effective rate of 10% (ten per cent) per year, in replacement of the interest rate specified in sub-clause “c” of the head paragraph of Clause Two.

Sole paragraph: The increase in interest rates shall be in effect as from the first day of the six-month period following the six-month period to which the third Installment not fully paid refers and may be reduced again to the interest rate specified in sub-clause “c” of the head paragraph of Clause Two (without prejudice to the amount of interest accumulated at the higher rate in the period in which it is in effect) if the STATE settles all and any Installment that is past due and unpaid in full before its default has been characterized in accordance with Clause Seven.

CLAUSE SEVEN: DEFAULT

Any of the following events shall characterize default by the STATE, independently of any advice or notification:

a)             if the STATE at its initiative and without the need to obey any ruling of federal legislation makes a change in the Bylaws which reduces the distribution of 50% (fifty per cent) of the net profit as ordinary dividends or Interest on Equity;

b)            if the STATE ceases to make the payments in timely fashion and in full of 5 (five) consecutive Installments, independently of whether or not either of the following has occurred:

(i)            retention of the totality of all and any ordinary or extraordinary dividends or Interest on Equity payable to the STATE, in accordance with Paragraph Four of Clause Three; or

(ii)           increase in the interest rate under Clause Six; or

c)             if the STATE ceases to comply with any other obligation specified in the CONTRACT, as amended by this Amendment, including in any way preventing CEMIG from making the retentions specified in Clause Three.

CLAUSE EIGHT: MEASURES IN THE EVENT OF DEFAULT; EARLY MATURITY;

CHANGE IN FINANCIAL CHARGES

In the event that the STATE defaults, under Clause Seven, independently of whether CEMIG takes any steps at any time, the following shall be obeyed, without prejudice to any other right of CEMIG or action:

a)             the amount of the DEBIT, including the Installments, shall continue to be updated by the positive or negative variation of the General Domestic Availability Price Index (IGP-DI) and to suffer the effect of interest, in the manner specified herein, subject to sub-clause “b” below;

b)            in substitution of the remunerative interest rate specified in Clause Six, arrears interest of 0.948879% per month shall automatically come into effect, corresponding to an effective rate of 12% (twelve per cent) per year, starting from the date of characterization of the default;

c)             CEMIG in the exercise of the contractual guarantee of the DEBIT shall continue to retain the Amount Retained, and also the totality of all and any ordinary or extraordinary dividends or Interest on Equity, or other amounts resulting from amortization, redemption or repurchase of debentures, shares or reduction of capital payable to the STATE, until the full payment of the totality of the DEBIT, augmented by the interest payable, and duly corrected in monetary terms. The retention may not under any circumstances cover amounts relating to revenues of the STATE of a tax nature;

d)            the STATE may purge the arrears by immediate implementation of the obligations specified in this CONTRACT, and also by payment of the past due installments, returning to the regime of payments, retentions and interest agreed in this present Amendment;

e)             CEMIG may declare early maturity of the totality of the DEBIT, augmented by the interest payment and duly updated in monetary terms, and also demand, charge and collect from the STATE, through the courts or otherwise, the amounts payable by the STATE or, in the event of the early maturity of the DEBIT payable being declared, the total of the debtor balance.

CLAUSE NINE: PERIOD OF VALIDITY

The CONTRACT shall be valid until June 30, 2035, and may be settled early, if the value of the Amounts Retained which exceed the amount of the respective Installments, plus any other amount which becomes payable to CEMIG under this instrument, have been sufficient for the early settlement of the balance of the DEBIT, plus the interest payable and due monetary correction.

Paragraph One: If the concession contracts for provision of public electricity distribution service of the respective wholly-owned subsidiary of CEMIG are not extended from 2016, the Parties shall renegotiate the balance of the DEBIT, subject to preservation of the limit-date of June 30, 2035 for its full payment.

Paragraph Two: If for any reason the CONTRACT is terminated or extinguished without the debtor balance owed by the STATE having been settled in full, for as long as the settlement of the debtor balance, including the interest due and monetary correction, is not renegotiated between the Parties, CEMIG shall retain the totality of the ordinary or extraordinary dividends and/or Interest on Equity payable to the STATE, independently of notice or any other measure.

Paragraph Three: If the STATE decides to dispose of the totality of its shares in CEMIG, it must include in the respective public offer, or equivalent, and in all the other instruments of disposal, a Clause which obliges the acquiring Party to settle, at sight, the balance of the DEBIT, augmented by the due interest and duly corrected in monetary terms, as a condition for the acquiring Party to acquire control, and in this event the balance of the DEBIT shall be considered to have matured early, without requirement for any advice or notice.

Paragraph Four: The Parties state and acknowledge that, between the Parties, the effects of this Amendment shall be backdated to govern the first half of 2005.

CLAUSE TEN: BUDGETARY ALLOCATION

The expenses arising from this Amendment shall be borne by general budget funding allocation General State Expenses — 1911 28 843 002 7 886 0001, of the budget of the STATE currently in force, Law 15460 of January 15, 2005, and those of the subsequent business years by the budget allocations which are set in the respective budgets.

CLAUSE ELEVEN: TRANSITORY PROVISIONS RELATIVE TO THE DEDUCTIONS

In 2005, there shall be deducted from the respective Amounts Retained funds to be allocated for the subscription, by the STATE, of non-convertible debentures in CEMIG, the purpose of which is to finance construction of the Irapé hydroelectric plant, under Article 1 of State Law 13954 of July 20, 2001, plus an additional subscription of R$ 30,000,000.00 (thirty million Reais) in 2 (two) six-monthly Installments of R$ 15,000,000.00 (fifteen million Reais) each, in the year of 2006, the addition of which shall depend on specific legislative authorization.

Sole paragraph: All the amounts, including principal and/or interest, payable to the STATE under the above-mentioned debentures shall, at the date of their respective maturity, redemption or payment, be applied totally and automatically in the amortization of the balance of the DEBIT, in the form specified in Clause Three, Paragraph Two, Sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of Sub-Clause “b” of Clause Four.

CLAUSE TWELVE: IRREVOCABILITY

The present Amendment has been duly authorized and signed by the Parties, and constitutes a perfect legal transaction and is irrevocable. Any alteration to the CONTRACT, as amended by this Amendment, must obey the provisions of this instrument.

CLAUSE THIRTEEN: SUCCESSION AND ASSIGNMENT

The CONTRACT, as amended by this Amendment, signed and agreed irrevocably, shall bind the Parties and those who for any reason are their successors. None of the Parties may assign its rights or obligations under the CONTRACT, as amended by this Amendment, by means of stockholding reorganization or otherwise, without the prior express consent of the other Party.

CLAUSE FOURTEEN: RATIFICATION

All the other clauses, items and conditions of the CONTRACT and/or its Amendments which have not been altered by the present Amendment, remain in full force and effect.

CLAUSE FIFTEEN – NOVATION

Omission or delay by any of the Parties in exercising any of their rights shall not constitute waiver or novation, nor prejudice future exercise of the same right.

Being agreed and contracted the Parties sign this present Amendment in 3 (three) copies of equal form and content, for a single legal effect, in the presence of the witnesses named below, who also sign.

Belo Horizonte,               , 2006

(Signed:)

STATE OF MINAS GERAIS;

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG;

WITNESSES: Name — Identity Card Number; Name — Identity Card Number. “

The representative of the stockholder State of Minas Gerais asked for the floor, and in view of proposals received, proposed, with the agreement of the other stockholders present, adjournment of this Meeting, to be resumed on January 5, 2006 at 3 p.m. at the Company’s head office, and his proposal was approved unanimously.

When the meeting was reopened, at 3 p.m. on January 5, 2006, at the Company’s head office at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, with all those stockholders who had signed the Stockholders’ Attendance Book on December 30, 2005 present, the Chairman put to debate the proposal to this meeting by the Board of Directors.

Asking for the floor, the representative of the stockholder State of Minas Gerais informed those present that he had received suggestions from minority stockholders for changes in the drafting of the Fourth Amendment to the Contract to Assign Outstanding Credit Balances on the CRC (Results Compensation) Account, and proposed, with the agreement of the other stockholders present, a further adjournment of the Meeting, to be resumed on January 12, 2006, at 2 p.m. at the Company’s head office, and this proposal was approved unanimously.

When the session was reopened, at 2 p.m. on January 12, 2006 at the Company’s head office, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, with all those stockholders who had signed the Stockholders’ Attendance Book on December 30, 2005 being present, the Chairman put the matter to debate.

Asking for the floor, the representative of the stockholder State of Minas Gerais stated that, after analysis of the suggestions presented by other stockholders for improvement of the drafting of the Fourth Amendment to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and Cemig, there was now a new version of this document, agreed between the stockholder State of Minas Gerais and the minority stockholders, and that, before they should decide on homologation of the Fourth Amendment to the CRC Contract presented to the General Meeting, this new version should be submitted to consideration and decision by the Board of Directors so that, thus approving it, its signature would be authorized and, subsequently, there would be a statement by the General Meeting of Stockholders on the homologation of this new version, in accordance with the law.

For this purpose the representative of the stockholder State of Minas Gerais proposed suspension of the Meeting for the time necessary for examination of this new document by the members of the Board of Directors, who had already been previously called to meet at 2:20 p.m., for this purpose, and this proposal was unanimously approved.

When the session was reopened, the Chairman said that the Board of Directors of the Company had unanimously approved the new version of the Fourth Amendment to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, conditional upon its homologation by this General Meeting and approval of the changes in the Bylaws proposed for the Extraordinary General Meeting of Stockholders to be held today, January 12, 2006, at 2:30 p.m., in the terms presented to the Board at that meeting.

The Chairman then requested a copy of the new version of this document to be distributed, the content of which is as follows:

“ FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE

OUTSTANDING CREDIT BALANCE ON THE

CRC (RESULTS COMPENSATION) ACCOUNT, SIGNED BETWEEN

THE STATE OF MINAS GERAIS AND

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG.

THE STATE OF MINAS GERAIS, through its State Finance Office, with head office at Praça da Liberdade, Belo Horizonte, Minas Gerais, CNPJ 18.715.615/0001-60, herein represented by its

State Finance Secretary Fuad Jorge Noman Filho, its State Development Secretary Wilson Nélio Brumer, and its General Attorney José Bonifácio Borges de Andrada, and COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a company with mixed State and private— sector stockholdings, with headquarters in Belo Horizonte, Minas Gerais, at Avenida Barbacena 1200, CNPJ 17.155.730/0001-64, herein represented by its Chief Executive Officer Djalma Bastos de Morais and by its Chief Financial and Investor Relations Officer Mr. Flávio Decat de Moura (hereinafter referred to as “CEMIG”), the STATE and CEMIG hereinafter being referred to jointly as “the Parties”, and each, individually, as a “Party”,

WHEREAS –

1.     Law 8631 of March 4, 1993, amended by Law 8727 of November 5, 1993, in particular the provisions of Article 5, § 4, gave authorization for the outstanding balance on the account known as the CRC (Results Compensation) Account, after the offsetting specified in § 3 of the said Law, to be used, under agreements with the public electricity service concession holders, by the states, the Federal District and municipalities that hold stockholding control in the said concession holders, for the purposes of offsetting debt owed to the federal government by the said states, Federal District and municipalities;

2.     on May 31, 1995, under the above legislation, the Parties signed the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, by which CEMIG assigned to the STATE the remaining balance of the credits on the now- discontinued Results Compensation Account received from the Federal Government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs), corresponding, on the date of the assignment, to R$ 602,198,290.88 (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight centavos), to be amortized by the STATE in 204 (two hundred and four) monthly consecutive installments, updated by the UFIR and remunerated at annual interest of 6% (six per cent) after a grace period of 36 (thirty six) months, guaranteed by funds of the States’ Participation Fund (FPE) (such Contract, as amended by the three amendments referred to below, hereinafter being referred to simply as “the CONTRACT”);

3.     on February 24, 2001 the Parties signed the First Amendment to the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, to alter the monetary correction indexor on the debtor balance, from the UFIR to the Special Expanded National Consumer Price Index (IPCA-E), for the period of January through October 2000, and to the General Internal Availability Price Index (IGP-DI), in the months of November and December 2000;

4.     on October 14, 2002, the Parties signed the Second Amendment to the Contract for Concession of the Outstanding Credit Balance on the Results Compensation Account, to reschedule the installments which were to become due as from January 1, 2003, and establish the IGP-DI as the inflation indexing unit, with the possibility (at that time) of passing through of the said credit by CEMIG to the federal government or to the BNDES (National Development Bank), though this did not in fact take place;

5.     on October 24, 2002 the Parties signed the Third Amendment to the Contract to Assign the Outstanding Credit Balance on the Results Compensation Account, to reschedule and renegotiate the Installments past due and not paid, calculated on December 31, 2002, including interest and arrears charges on the overdue installments, with interest of 12% (twelve per cent) per year and monetary updating by the variation in the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive Installments, from January 2003 to May 2015;

6.     there is legislative authorization for the STATE to pledge in guarantee dividends or Interest on Equity payable to it by CEMIG, and it may do so with the respective retention, under State Law 14247 of June 4, 2002, as amended by State Law 14384 of October 11, 2002;

7.     the debtor balance on the CONTRACT on December 31, 2004 is R$ 2,941,599,110.03 824,016,438.72 (two billion, nine hundred and forty one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos);

8.     there is a need to regularize the payment of the installments owed by the STATE to CEMIG, and the Parties have an interest in ensuring that the debit of the STATE is paid in full, as calculated on December 31, 2004, by means of partial or total retention, in accordance with the present instrument, of dividends or Interest on Equity becoming due for payment by CEMIG to the STATE;

9.     the draft of this contractual amendment, and also the terms and conditions contained in it, have been approved by the Board of Directors, in a meeting held on January 12, 2005, as per CEMIG Board Decision Statement (CRCA) /2005, duly homologated by the Extraordinary General Meeting of Stockholders of CEMIG begun on December 30, 2005 and completed on January 12, 2006;

10.   through CEMIG Board Decision Statement (CRCA) .../2004, of ../../2004, the Board of Directors of CEMIG approved the CEMIG Strategic Plan for 2005-2035, 2004 Edition: Bases for Renegotiation of the Results Compensation Account Contract (hereinafter referred to simply as the “Strategic Plan”), which deals with the following:

a)     the criteria and assumptions on which the forecasts made in the Strategic Plan were based;

b)    the renegotiation of the debtor balance of the CRC Contract, in accordance with this present instrument;

c)     the amounts of capital expenditure, including those necessary for the expansion planned by CEMIG, and also the amounts to cover current investment; and

d)    the “New Dividend Policy”, consisting of

(i)      obligatory distribution of 50% (fifty per cent) of net profit as dividends and Interest on Equity, hereinafter referred to as “ordinary dividends”; and

(ii)     distribution of extraordinary dividends or Interest on Equity, every 2 (two)

years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary dividends” (“the New Dividend Policy”);

11.   the STATE will seek to exercise its power of control in CEMIG in such a way as to orient and allow the management of CEMIG to make the execution of the Strategic Plan possible;

– the Parties hereby resolve to sign this Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the Results Compensation Account (hereinafter “the Amendment”), subject to the following terms and conditions:

CLAUSE ONE: THE DEBIT

The STATE recognizes and declares, for the purposes of this instrument, subject to the matters in the Sole Paragraph of this Clause, the debit owed by itself to CEMIG under the CONTRACT, as amended, in the total amount of R$ 2.941.599.110,03 (two billion, nine hundred and forty-one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos), base date December 31, 2004, made up of the past due and unpaid installments of the principal, and also the installments yet to become due, all duly updated and augmented by contractual charges up to the base date (hereinafter referred to simply as “the DEBIT”).

Sole paragraph: The debtor balance identified in this clause is the subject of disagreement in relation to an amount limited to R$ 115,670,291.40 (one hundred and fifteen million six hundred and seventy thousand two hundred and ninety one Reais and forty centavos). The STATE and CEMIG undertake to resolve this disagreement within 90 (ninety) calendar days from the date of signature hereof, by means of conciliation to be effected by the STATE and CEMIG, there being deducted any amount which comes to be recognized by the Parties as not payable, in a valuation opinion approved by the STATE and by the Board of CEMIG, with proportional reduction in the value of the Installments specified in Paragraph One of Clause Two hereof. If the conciliation is not achieved in the above-mentioned period, the disagreement shall be submitted by both the Parties to the Public Audit Board of the State of Minas Gerais, through a formal, and specific, consultation.

CLAUSE TWO: MONETARY ADJUSTMENT, INTEREST AND PAYMENT CONDITIONS

The STATE undertakes to amortize and pay the DEBIT, duly updated and augmented by the due interest, in accordance with the following basic conditions:

a)     compliance with the obligation for payment and consequent amortization and settlement of the DEBIT shall take place, as priority, by means of retention by CEMIG of the amount of dividends and Interest on Equity payable to the STATE, as provided for in Clause Three;

b)    the DEBIT shall be updated in its monetary value, based on the monthly variation, positive or negative, of the General Internal Availability Price Index (IGP-DI) of the

Getúlio Vargas Foundation, taking place from January 1, 2005 and up to the date of its effective and entire settlement;

c)     on the balance of the DEBIT, updated, there shall be payable interest of 4.00961494016% per half-year and 8.18% (eight point one eight per cent) per year, pro rata tempore, capitalized half-yearly, on June 30 and December 31, subject to the terms of Clause Six and other provisions of this instrument;

d)    the STATE shall settle the DEBIT, duly updated and augmented by the interest payable, by June 30, 2035;

e)     to amortize the DEBIT, the STATE shall pay to CEMIG (i) 61 (sixty-one) half-yearly consecutive installments, becoming due by June 30 and December 31 of each year, the first starting from the first half of 2005, in accordance with the amounts and timetable set out below (“the Installments”), until the total settlement of the DEBIT, and (ii) the entire debtor balance, if any, after the payments referred to above, on June 30, 2035.

Paragraph One: The amortizations referred to in item (i) of sub-clause “e” of the head paragraph shall be effected, at each due date, in accordance with the following amounts:

INSTALLMENTS	AMOUNT OF INSTALLMENT
1 to 5	R$	29,415,991.10,
6 to 10	R$	30,886,790.66,
11 to 15	R$	33,828,389.77,
16 to 20	R$	38,240,788.43,
21 to 25	R$	41,182,387.54,
26 to 29	R$	44,123,986.65,
30 to 33	R$	47,065,585.76,
34 to 37	R$	50,007,184.87,
38 to 41	R$	52,948,783.98,
42 to 44	R$	55,890,383.09,
45 to 47	R$	58,831,982.20,
48 to 50	R$	61,773,581.31,
51 to 53	R$	64,715,180.42,
54 and 55	R$	67,656,779.53,
56 and57	R$	70,598,378.64,
58 to 60	R$	73,539,977.75,
61	R$	76,481,576.84

Paragraph Two: The amount of each Installment shall be monetarily updated, from January 1, 2005 up to the date of its payment, based on the General Domestic Availability Price Index (IGP- DI) inflation index of the Getúlio Vargas Foundation.

Paragraph Three: The maturity date of each installment shall be automatically brought forward to the date on which CEMIG makes the payment of dividends and/or Interest on Equity, within the respective half-year to which the installment refers. In the event of there having taken place, in the said half-year, any payment of dividends or Interest on Equity, either ordinary or extraordinary, and if the payment of these takes place on different dates, the due date shall be that of the last payment in the half-year period. There shall, however, be retained, from each payment which comes to be made within the respective half-year, in advance, the amount which, under this

CONTRACT, is to be retained of the amount payable by CEMIG to the STATE, as provided for in Clause Three.

Paragraph Four: The monetary updating and the interest payable under this Amendment shall be calculated on the daily debtor balances of the DEBIT, pro rata tempore, with the monetary updating being calculated monthly and the interest being capitalized six-monthly.

Paragraph Five: In the event of the IGP-DI being abolished, the index which replaces it shall be applied, or another officially recognized monetary updating index which best reflects the loss of purchasing power, or any other index which may be agreed between the Parties.

CLAUSE THREE: RETENTION OF DIVIDENDS AND INTEREST ON EQUITY

For payment of the DEBIT, in accordance with Clause Two, the Parties recognize that the STATE:

a)     currently has a stockholding of 22.23% (twenty two point two three per cent) in CEMIG which, based on distribution of 50% (fifty per cent) of the net profit as dividends or Interest on Equity and retention of the percentage specified in Paragraph Two, sub-clause “a” below, corresponds, on today’s date, to a percentage of 7.23% (seven point two three per cent) on net profit; and

b)    intends to use the amounts arising from the flow of dividends or Interest on Equity to which it is entitled as a stockholder of CEMIG, taking into account the New Dividend Policy and the changes to the Bylaws of CEMIG, to guarantee the payment of the Installments and of the balance of the DEBIT.

Paragraph One: By means of this Amendment, and for the full purposes of law, the STATE hereby irrevocably authorizes CEMIG to retain amounts from the STATE’s entitlement to dividends and/or Interest on Equity receivable from CEMIG for the payment of the Installments and the balance of the DEBIT, plus the interest owed and duly adjusted, subject to the provisions of this instrument.

Paragraph Two: Of the distribution, as ordinary dividends and Interest on Equity, of 50% (fifty per cent) of net profit, CEMIG shall, unless otherwise provided for in this instrument, proceed as follows:

a)     CEMIG shall retain 65% (sixty five per cent) of the total of the ordinary dividends and Interest on Equity to which the STATE is entitled (hereinafter “the Amount Retained”) and apply the entire Amount Retained as follows:

a.1)   for settlement of any Installment past due and not fully paid, in order of the past chronological order of due dates;

a.2)   for settlement of the Installment relating to the half-year in which the ordinary distribution of profit or Interest on Equity takes place;

a.3)   for anticipated settlement of up to a maximum of 2 (two) Installments, being those immediately subsequent to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place, subject to the provisions of Clause Four; and

a.4)   for the amortization of the balance of the DEBIT, augmented by the interest due and duly adjusted, without there being any change to the amount or due date of the Installments yet to become due, or subsequent ones, which shall continue to be owed in accordance with the terms of Clause Two, except those referred to in item a.3 above.

b)    CEMIG shall pay to the STATE the remaining 35% (thirty five per cent) of the amount of the ordinary dividends and Interest on Equity.

Paragraph Three: Without prejudice to the retention of the Amount Retained under Paragraph Two, if the retention of the ordinary dividends and Interest on Equity is insufficient to settle the respective Installment, CEMIG shall proceed to retain, starting on January 1, 2008, up to 65% (sixty five per cent) of all and any amount of extraordinary dividends or Interest on Equity to which the STATE may be entitled, for the settlement of any Installment, up to the amount necessary for its settlement, after due monetary correction.

Paragraph Four: If the retention of the ordinary and extraordinary dividends and/or Interest on Equity in the manner specified in Paragraphs Two and Three above is insufficient for total settlement of any Installment, CEMIG shall proceed automatically to retain the totality of all and any dividends and Interest on Equity, ordinary or extraordinary (including the percentage specified in Paragraph Two, sub-clause “b”), to which the STATE is entitled, starting from the six-month period immediately following that of the Installment which is past due and has not been fully settled, up to the full settlement of such Installment, duly adjusted in monetary terms, and the interest due on any debtor balance shall be added to the total of the DEBIT.

Paragraph Five: Without prejudice to the retention of the Amount Retained, in accordance with the Paragraphs above and any other provision hereof, and provided that default has not yet been characterized under Clause Seven, after the settlement of all the Installments that are past due and have not been fully settled, the retention specified in Paragraphs Three and Four shall be immediately suspended, and shall again be applied only to the 65% (sixty five per cent) of the ordinary dividends and Interest on Equity, in accordance with Paragraph Two, sub-clause “a”.

Paragraph Six: If there is a reduction in the share held by the STATE in the registered capital of CEMIG and, as a result, in the ordinary dividends and/or Interest on Equity to be paid by CEMIG to the STATE, the percentage defined in Paragraph Two, sub-clause “a” shall automatically be adjusted upward (with the corresponding reduction of the percentage specified in Paragraph Two, sub-clause “b”), in such a way that the “Amount Retained” shall correspond at all times to at least 7.23% (seven point two three per cent) of the net profit of CEMIG.

Paragraph Seven: If CEMIG assigns the credits made up of the Installments payable by the STATE, which may also be an assignment to one or more Credit Receivables Investment Funds, provided that all the terms and conditions of this instrument are preserved, the STATE hereby authorizes CEMIG to make the payment of the Installments, in the proportion of the credit assigned, directly to the assignee, using amounts retained in accordance with this Clause Three.

CLAUSE FOUR: EARLY AMORTIZATION AND OTHER AMORTIZATIONS

The Parties agree that early amortization of an Installment or Installments may only take place in the following events and provided there is no Installment which is past due and has not been fully settled:

c)     the STATE may effect early amortization of up to a maximum of 2 (two) Installments, by application of the balance of the Amount Retained in excess of the amount of the Installments that are past due, as specified in Paragraph Two, sub-clause “a.3”, of Clause Three, provided the number of installments thus amortized early does not exceed, at any time, a total of 2 (two) Installments; or

d)    the STATE may carry out early amortization of up to a maximum of 3 (three) Installments, with its own funds, not arising from the retention of ordinary or extraordinary dividends and/or Interest on Equity, provided that the number of Installments thus amortized early does not exceed at any time a total of 3 (three) Installments.

Sole paragraph: In the event that CEMIG carries out any amortization, redemption or repurchase of shares, any reduction of capital or any other transaction which results in distribution or payment to stockholders, other than distribution of dividends or payment of Interest on Equity, the totality of the amounts to which the STATE is entitled shall be wholly and automatically used in the amortization of the balance of the DEBIT, in the manner specified in Clause Three, Paragraph Two, sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of sub-clause “b” of this Clause.

CLAUSE FIVE: COMPLIANCE WITH THE STRATEGIC PLAN AND THE CONTRACT

For the purposes of ensuring the total payment of the DEBIT to CEMIG, under the terms of this Amendment, and as part of its obligations hereunder, the STATE undertakes, subject to the legislation in force, to exercise its power of control in CEMIG in such a way as:

a)     to propose the maintenance of, and maintain, in the bylaws of the wholly-owned subsidiaries of CEMIG, the distribution and payment to CEMIG, as dividends and/or Interest on Equity, of the total of the net profit made by the said subsidiaries, after the retention of the amounts allocated to the legal reserves and to the capital expenditure approved under the Strategic Plan, subject to the availability of free cash in the respective subsidiary;

b)    to propose the maintenance of, and to maintain, in the Bylaws of CEMIG, (i) the distribution and payment of 50% (fifty per cent) of net profit, as dividends or Interest on Equity, in 2 (two) six-monthly parts, the first by June 30 and the second by December 31, of each year; and (ii) the provisions in relation to the management of CEMIG contained in Clause 11 of the Bylaws, with the drafting approved by the Extraordinary General Meeting of Stockholders begun on December 30, 2005 and completed on January 12, 2006.

c)     to submit to prior approval by the Board of Directors of CEMIG and, subsequently, to approval by the General Meeting of Stockholders of CEMIG, any alteration to the CONTRACT, as amended by the present Amendment;

Paragraph One:  The Parties recognize that the renegotiation of the DEBIT in the form of this Amendment took into account the Strategic Plan and the New Dividend Policy therein specified, and also the establishment of targets for the management of CEMIG, in accordance with the provisions of the bylaws referred to in sub-clause “b” of the head paragraph of this Clause. In this respect, and as long as the State has fulfilled its commitments specified in this Clause Five, if an extraordinary event occurs that is unpredictable and beyond the control of the Parties, and results in reduction of the profit of CEMIG and consequent reduction of the payment of dividends and Interest on Equity, in such a way that 100% (one hundred per cent) of the retention by CEMIG of the ordinary and/or extraordinary dividends and interest on equity which are payable to the STATE, in accordance with the provisions of Paragraph Four of Clause Three, is insufficient for the full payment of the Installments, the Parties, in a spirit of mutual cooperation and in obedience to the final period for settlement of the DEBIT and the financial charges originally agreed, hereby agree to negotiate in good faith the rescheduling of the Installments affected by the respective events, taking into account the Strategic Plan. When the existence of the circumstances referred to in this Paragraph One has been characterized, unless the parties reach an agreement about the rescheduling of the Installments affected, all the provisions hereof shall remain valid and in full effect (including the retention of all the dividends and interest on equity payable to the State), except that the number of Installments provided for in the head paragraph of Clause Six and in sub-clause “b” of Clause Seven shall be, for the specific purposes of such an eventuality, and without the possibility of accumulation (even if a new event occurs), augmented by 1 (one) Installment, increasing to 4 (four) and 6 (six) Installments, respectively.

Paragraph Two: The provisions relating to the management of CEMIG contained in the bylaws referred to in sub-clause (b), sub-item (ii), of this Clause Five, which aim to ensure compliance with the guidelines and targets necessary for adequate generation of the profits of CEMIG and the payment of the DEBIT in the form specified in this Amendment, shall not be changed, other than in an extraordinary situation arising from a future situation in the economy which clearly justifies and calls for alteration of any of these provisions, as and when such situation is identified by the Board of Directors of CEMIG in terms of this Paragraph Two and provided that the alteration of any of these provisions, in such a situation, (i) is limited to what is strictly necessary for adaptation to the new situation, (ii) maintains and makes possible maintenance of the projections of CEMIG’s profits in such a way as to ensure the conditions for the full payment of the DEBIT by the STATE in the manner specified in this Amendment, (iii) obeys the principles that support the renegotiation of the DEBIT in the form of this Amendment and, cumulatively,

(iv) is approved by the Board of Directors of CEMIG, after hearing of the opinions of an independent audit, and also of CEMIG’s independent auditors, as a condition for submission of the change to the general meeting of stockholders of CEMIG.

CLAUSE SIX — INCREASE IN THE INTEREST RATE

In the event that the STATE does not pay on time and in full 3 (three) successive Installments, whether or not there has been retention of the totality of all or any ordinary and extraordinary dividends and/or Interest on Equity due to the STATE under Paragraph Four of Clause Three, or if its default becomes characterized under Clause Seven, the interest rate applicable to the balance of the DEBIT shall be changed, automatically, to 0.797414 per month, corresponding to an effective rate of 10% (ten per cent) per year, in replacement of the interest rate specified in sub— clause “c” of the head paragraph of Clause Two.

Sole paragraph: The increase in the interest rate shall be in effect as from the first day of the six— month period following the six-month period to which the third Installment not fully paid refers and may be reduced again to the interest rate specified in sub-clause “c” of the head paragraph of Clause Two (without prejudice to the amount of interest accumulated at the higher rate in the period in which it is in effect) if the STATE settles all and any Installment that is past due and unpaid in full before its default has been characterized in accordance with Clause Seven.

CLAUSE SEVEN: DEFAULT

Any of the following events shall characterize default by the STATE, independently of any advice or notification:

a)     if the STATE at its initiative and without being obliged to comply with any new rule of federal legislation (i) allows the reduction of the distribution and payment to CEMIG of dividends or interest on equity of the wholly-owned subsidiaries of CEMIG, as specified by sub-clause “a” of Clause Five, (ii) reduces the distribution and payment of 50% (fifty per cent) of the net profit of CEMIG as dividends and Interest on Equity, or (iii) ceases to obey the provisions of Paragraph Two of Clause Five in relation to the commitment and matters specified in sub-clause “b”, item (ii) of Clause Five;

b)    if the STATE ceases to make the payments in timely fashion and in full of 5 (five) consecutive Installments, independently of whether or not either of the following has occurred: (i) retention of the totality of all and any ordinary or extraordinary dividends or interest on equity payable to the STATE, in accordance with Paragraph Four of Clause Three; or (ii) increase in the interest rate under Clause Six; or

c)     if the STATE ceases to make full payment of any amount due under this instrument and the sum of the amount owed is equal to or more than 4 (four) times the value of the first Installment not aid in full, adjusted in accordance with Paragraph Two of Clause Two, or

d)    the STATE fails to comply with the provisions of Clause Five, sub-clause “c”, or in any way prevents CEMIG from making the retentions specified in Clause Three or in the Sole Paragraph of Clause Four.

CLAUSE EIGHT: MEASURES IN THE EVENT OF DEFAULT; EARLY MATURITY; CHANGE IN FINANCIAL CHARGES

In the event that the STATE defaults, under Clause Seven, independently of whether CEMIG takes any steps at any time, the following shall be obeyed, without prejudice to any other right of CEMIG or action:

a)     the amount of the DEBIT, including the Installments, shall continue to be updated by the positive or negative variation of the General Domestic Availability Price Index (IGP-DI) and to suffer the effect of interest, in the manner specified herein, subject to sub-clause “b” below;

b)    in substitution of the remunerative interest rate specified in Clause Six, arrears interest of 0.948879% per month shall automatically come into effect, corresponding to an effective rate of 12% (twelve per cent) per year, starting from the date of characterization of the default;

c)     CEMIG shall continue to retain the Amount Retained, and also the totality of all and any ordinary or extraordinary dividends or Interest on Equity, or other amounts resulting from amortization, redemption or repurchase of debentures, shares or reduction of capital payable to the STATE, until the full payment of the totality of the DEBIT, augmented by the interest payable, and duly corrected in monetary terms. The retention shall not under any circumstances cover amounts relating to revenues of the STATE of a tax nature;

d)    CEMIG may declare early maturity of the totality of the DEBIT, augmented by the interest payable, duly updated in monetary terms, and also demand, charge and collect from the STATE, through the courts or otherwise, the amounts payable by the STATE, including the total of the debtor balance.

CLAUSE NINE: PERIOD OF VALIDITY

The CONTRACT shall be valid until June 30, 2035, and may be settled early, if the value of the Amounts Retained which exceed the amount of the respective Installments, plus any other amount which becomes payable to CEMIG under this instrument, have been sufficient for the early settlement of the balance of the DEBIT, plus the interest payable and due monetary correction.

Paragraph One: If the concession contracts for provision of public electricity distribution service of the respective wholly-owned subsidiary of CEMIG are not extended from 2016, the Parties shall renegotiate the balance of the DEBIT, subject to preservation of the limit-date of June 30, 2035 for its full payment.

Paragraph Two: If for any reason the CONTRACT is terminated or extinguished without the debtor balance owed by the STATE having been settled in full, for as long as the settlement of the debtor balance, including the interest due and monetary correction, is not renegotiated between the Parties, CEMIG shall retain the totality of the ordinary or extraordinary dividends and/or Interest on Equity payable to the STATE, independently of notice or any other measure.

Paragraph Three: If the STATE decides to dispose of shares that represent the control of CEMIG, it must include in the respective public offer, or equivalent, and in all the other instruments of disposal, a Clause which obliges the acquiring Party to settle, at sight, the balance of the DEBIT, augmented by the due interest and duly corrected in monetary terms, as a condition for the acquiring Party to acquire control, and in this event the balance of the DEBIT shall be considered to have matured early, without requirement for any advice or notice.

Paragraph Four: The Parties state and acknowledge that, between the Parties, the effects of this Amendment shall be backdated to govern the first half of 2005.

CLAUSE TEN: BUDGETARY ALLOCATION

The expenses arising from this Amendment shall be borne by general budget funding allocation General State Expenses - 1911 28 843 002 7 886 0001, of the budget of the STATE currently in force, Law 15460 of January 15, 2005, and those of the subsequent business years by the budget allocations which are set in the respective budgets.

CLAUSE ELEVEN: TRANSITORY PROVISIONS RELATIVE TO THE DEDUCTIONS

In 2005, there shall be deducted from the respective Amounts Retained funds to be allocated for the subscription, by the STATE, of non-convertible debentures in CEMIG, the purpose of which is to finance construction of the Irapé hydroelectric plant, under Article 1 of State Law 13954 of July 20, 2001, plus an additional subscription of R$ 30,000,000.00 (thirty million Reais) in 2 (two) six-monthly Installments of R$ 15,000,000.00 (fifteen million Reais) each, in the year of 2006, the addition of which shall depend on legislative authorization.

Sole paragraph: All the amounts, including principal and/or interest, payable to the STATE under the above-mentioned debentures shall, at the date of their respective maturity, redemption or payment, be applied totally and automatically in the amortization of the balance of the DEBIT, in the form specified in Clause Three, Paragraph Two, Sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of Sub-clause “b” of Clause Four.

CLAUSE TWELVE: IRREVOCABILITY

The present Amendment has been duly authorized and signed by the Parties, and constitutes a perfect legal transaction and is irrevocable. Any alteration to the CONTRACT, as amended by this Amendment, must obey the provisions of this instrument.

CLAUSE THIRTEEN: SUCCESSION AND ASSIGNMENT

The CONTRACT, as amended by this Amendment, is signed and agreed irrevocably, and binds the Parties and those who for any reason are their successors. None of the Parties may assign its rights or obligations under the CONTRACT, as amended by this Amendment, by means of stockholding reorganization or otherwise, other than in the circumstances provided for by

Paragraph Seven of Clause Three.

CLAUSE FOURTEEN: RATIFICATION

All the clauses, items and conditions of the CONTRACT which have not been altered by the present Amendment and which do not conflict with the terms of this Amendment remain in full force and effect.

CLAUSE FIFTEEN – NOVATION

Omission or delay by any of the Parties in exercising any of their rights shall not constitute waiver or novation, nor prejudice future exercise of the same right.

CLAUSE SIXTEEN – JURISDICTION

The place of jurisdiction of the CONTRACT is the legal district of Belo Horizonte, in the

Brazilian State of Minas Gerais, any other being hereby waived.

Being agreed and contracted the Parties sign this present Amendment in 3 (three) copies of equal form and content, for single legal effect, in the presence of the witnesses named below, who also sign.

Belo Horizonte, January ...., 2006

(Signed by)

STATE OF MINAS GERAIS;

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG;

WITNESSES: Name – Identity Card Number; Name – Identity Card Number; “

The Chairman then put to the vote the proposal of the Board of Directors for homologation of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and Cemig, and this was approved by show of hands. The meeting was opened to the floor, and since no one wished to speak, the Chairman ordered the meeting adjourned for the time necessary to write these Minutes. After reopening of the session the Chairman, after placing the said Minutes in debate and submitting them to the vote and verifying that they had been approved and signed, closed the Meeting.

I, Anamaria Pugedo Frade Barros, Secretary, wrote these Minutes and signed them jointly with all those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64

MINUTES OF THE EXTRAORDINARY GENERAL MEETING BEGUN ON

DECEMBER 30, 2005, RESUMED ON JANUARY 5, 2006 AND COMPLETED ON

JANUARY 12, 2006.

At 5 p.m. on December 30, 2005, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met at its head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, General Attorney of the State of Minas Gerais, under Complementary Law 30, of August 10, 1993, as amended by Complementary Law 75, of January 13, 2004.

Initially, I, Anamaria Pugedo Frade Barros, Superintendent of the Cemig General Secretariat (SG) Support Office, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Wilson Nélio Brumer to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers “Minas Gerais”, official publication of the powers of the State, on December 8, 13 and 14, “O Tempo”, on December 8, 10 and 12, and “Gazeta Mercantil”, on December 8, 12 and 13; also the Notice OFÍCIO/CVM-SEP-GEA-3 No. 623/05, of December 22, 2005, received from the CVM (Securities Commission), which ordered the postponement, until December 30, 2005, of the date of this Meeting; and also the Notice to Stockholders on this postponement, published in the newspapers “Minas Gerais”, official publication of the powers of the State, on December 23, 24 and 27, “O Tempo”, on December 23, 24 and 26, and “Gazeta Mercantil”, on December 23, 26 and 27, the content of these documents being the following:

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on December 23, 2005 at 5 p.m. local time, at the company’s head office, Avenida Barbacena 1,200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following changes to the company’s Bylaws:

1.             To amend the drafting of the sole sub-paragraph of Clause 1, in view of the fact that following the unbundling of the company’s activities the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., so that the prior authorization by Aneel – the National Electricity Agency – for acquisitions of stockholdings by the company becomes unnecessary.

2.             To include §§ 2, 3, 4, 5 and 6 in Article 11, the sole sub-paragraph becoming § 1, so as to make explicit in the Bylaws that it is obligatory for the managers of the company to obey the provisions of the Strategic Plan and the dividend policy therein stated, in such a way as to give it full effect; and also defining the content and periodicity of reviews of the Strategic Plan.

3.             To change line “n” of Clause 17, to complement the present competencies of the Board of Directors.

4.             To amend the drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21, to improve its drafting so as to reflect the Strategic Plan in the current management of the company’s business.

5.             To amend the drafting of lines “b”, “c” and “f” of § 4 of Article 21, to redefine the competencies of the Board of Executive Directors.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by December 21, 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 22, 2005. “

“ OFÍCIO/CVM/SEP/GEA-3 No. 623/05 - Rio de Janeiro, December 22, 2005

To Mr. Flávio Decat de Moura,

Investor Relations Director,

CIA. ENERGÉTICA DE MINAS GERAIS – CEMIG

Avenida Barbacena 1200, Edifício Júlio Soares

Santo Agostinho

Belo Horizonte, MG

CEP: 30123-970 - Tel.: (31) 3299-4903 - Fax: (31) 3299-4691

SUBJECT: Requests for increase of the period of notice for calling of the EGMs of CIA ENERGÉTICA DE MINAS GERAIS – CEMIG, scheduled for December 23, 2005.

Dear Director,

We refer to the requests, submitted by the stockholders Southern Electric Brasil Participações Ltda. and Evandro Veiga Negrão de Lima, for an increase, to 30 (thirty) days, of the period of prior notice for publication of the first announcement for calling of the Extraordinary General Meetings of CIA. ENERGÉTICA DE MINAS GERAIS –

CEMIG, set for December 23, 2005. In relation to this, we inform you that the Committee of the CVM has studied the said requirements and the statement by the Company about them and, in an Extraordinary Meeting held on December 21, 2005, decided to increase the said period to 22 (twenty two) days, that is to say that the Extraordinary General Meetings should be held on December 30, 2005. We highlight, finally, that the said minutes of the meeting of the Committee and Memorandum SEP/GEA-3 referred to therein are available on the site of the CVM on the Internet, at the link “Decisions by the Committee”.

Yours,

(Signed)

RICARDO COELHO PEDRO – Acting Company Monitoring Manager

ELIZABETH LOPEZ RIOS MACHADO – Superintendent of Relations with

Companies

C/C to the Applicants. “

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

COMPANHIA ABERTA - CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

POSTPONEMENT OF THE MEETING

We hereby inform stockholders of Cemig that the Extraordinary General Meeting of Stockholders called for December 23, 2005 at 5 p.m. has been postponed to December 30, 2005, at 5 p.m., at the order of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários), by its formal notice “Ofício/CVM/SEP/GEA-3/Nº623/05”, of December 22, 2005.

The meeting will take place at the Company’s head office, at Av. Barbacena, 1200, 18th Floor, in Belo Horizonte, Minas Gerais, and the agenda is unchanged – namely, the following changes in the company’s Bylaws:

1.             To amend the drafting of the sole sub-paragraph of Clause 1, in view of the fact that following the unbundling of the company’s activities the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmiss ão S.A. and Cemig Distribuição S.A., so that the prior authorization by Aneel – the National Electricity Agency – for acquisitions of stockholdings by the company becomes unnecessary.

2.             To include §§ 2, 3, 4, 5 and 6 in Article 11, the sole sub-paragraph becoming § 1, so as to make explicit in the Bylaws that it is obligatory for the managers of the company to obey the provisions of the Strategic Plan and the dividend policy therein stated, in such a way as to give it full effect; and also defining the content and periodicity of reviews of the Strategic Plan.

3.             To include sub-clause “n” of Clause 17, to complement the present competencies of the Board of Directors.

4.             To amend the drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21, to improve its drafting so as to reflect the Strategic Plan in the current management of the company’s business.

5.             To amend the drafting of lines “b”, “c” and “f” of § 4 of Article 21, to redefine the competencies of the Board of Executive Directors.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by December 28, 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 22, 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors. “

Before the agenda of this Meeting was put to debate, the representative of the stockholder Southern Electric Brasil Participações Ltda. highlighted that the Bylaws adopted by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent meetings, were approved only in view of the suspension of the Stockholders’ Agreement, by the decision of the Judiciary, and were, thus, provisional and precarious. He stated that, thus, the acts and operations practiced or submitted to the approval of the management bodies of Cemig, under such changes in the Bylaws made under the protection of a Court decision currently in force, could at any moment be revised and withdrawn from the legal universe.

On the question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision that annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character – being a decision on the merits and that, therefore, this is not a case of suspension, but annulment. He added that there is already a decision on the merit which annuls the Stockholders’ Agreement confirmed by the Appeal Court of the State of Minas Gerais. He further stated that the decisions of this Board may only take into account what exists in the present day, and not to vote on matters while waiting for a Court decision would be irresponsible since, in reality, the said Stockholders’ Agreement, by force of a Court decision, cannot produce any effect and the decisions taken are taken strictly within compliance with the Court decision. Finally, he said that the Extraordinary and Special Appeals brought by Southern were not allowed for hearing by the Vice-Chairman of the Appeal Court of Minas State, and that, more recently, the Higher Appeal Court had refused the Interlocutory and Special Appeals filed by Southern, reinforcing the legal situation already declared by the Appeal Court of Minas Gerais, that is to say, the inefficacy of the Stockholders’ Agreement which is the subject of the action.

The Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, the matter which is on the agenda, the content of which is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS.

Dear Stockholders:

Whereas –

a)             the Bylaws of Cemig, in Clause 1, sole sub-paragraph, state that majority or minority stockholding by the company in other companies requires the prior authorization of Aneel;

b)            as a result of the unbundling of the company, the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., so that prior authorization by Aneel for acquisitions by the company of stockholding interests became unnecessary;

c)             there is interest in establishing in the Bylaws of the company the obligatory nature of the duty of the company’s managers to obey the provisions of the company’s Strategic Plan and the dividend policy therein contained, in such a way as to give it full effect; and

d)            there is interest in establishing in the Bylaws of the company the competency of the management bodies to approve changes to the Strategic Plan of the company; to establish what should, necessarily, be contained in the Strategic Plan, and the fact that it is obligatory for the Strategic Plan to be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its wholly-owned subsidiaries, subsidiaries and affiliates and in the consortia in which it participates, directly or indirectly, including the Multi-Year Strategic Plan of the company and the Annual Budget;

– the Board of Directors proposes to submit to the Extraordinary General Meeting of Stockholders the following changes to the Bylaws:

1)   That the sole sub-paragraph of Clause 1 should have the following drafting:

“Clause 1 (...)

Sole sub-paragraph: The activities specified in this Clause may be exercised directly by Cemig or through companies constituted by it, or in which it may at any time have majority or minority stockholding interests, as intermediaries, upon decision by the Board of Directors, in accordance with State Laws 828 of December 14, 1951, 8655, of September 18, 1984, and 15290 of August 4, 2004.”.

2)   In Clause 11, the sole sub-paragraph shall become § 1, and the following §§ 2, 3, 4, 5 and 6 shall be included:

“Clause 11 – (...)

§ 1 –       The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the following exceptions: The Chief Energy Distribution and Sales Officer shall be a member of the Board only of the wholly-owned subsidiary Cemig Distribuição S.A. and the Chief Energy Generation and Transmission Officer shall be a member solely of the wholly-owned subsidiary Cemig Geração e Transmissão S.A.

§ 2 –       The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., or subsidiaries, affiliates or consortia in which has direct or indirect holdings, shall obey the terms of the company’s Strategic Plan, especially the dividend policy therein contained.

§ 3 –       The Strategic Plan shall contain the long-term strategic planning, the bases, targets, objectives and results to be pursued and achieved by the company and its dividend policy, and must obey the commitments and requirements specified in § 5 below.

§ 4 –       The Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its subsidiaries, affiliates and the consortia in which it directly or indirectly participates, including the Multi-Year Strategic Plan of the company and the Annual Budget.

§ 5 –       In the administration of the company and the exercise of the right to vote, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)             to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)            to keep the ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)             to limit the amount of funds destined to capital expenditure, in each business year, to the equivalent of, at most, 50% (fifty per cent) of the company’s Ebitda, starting in the business year of 2008;

d)            to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Strategic Plan, subject to the legal obligations; and

e)             to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews.

§ 6 –       The targets established in § 5 above, upon prior approval by the Board of Directors, may be exceeded for reasons related to temporarily prevailing conditions, up to the following limits:

a)             the company’s consolidated debt to be less than or equal to 2.5 (two point five) times the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)            the consolidated ratio of Net debt / (Net debt + Stockholders’ equity), to be limited to 50% (fifty per cent);”.

3)             To include sub-clause “n” in Clause 17, with the following drafting:

“Article 17 – (...)

n)            to approve the company’s Strategic Plan and revisions thereof, the Company’s Multi- Year Strategic Plan, and its revisions, and the Annual Budget.”.

4)             The drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21 to be as follows:

“Clause 21: The Executive Board shall be responsible for the current management of the company’s business, obeying the Strategic Plan, the Company’s Multi-Year Strategic Plan, and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1-         The Company’s Multi-Year Strategic Plan shall reflect the Strategic Plan and contain the plans and the projections for a period of 5 (five) financial years, and shall be updated at intervals of no greater than one year, and shall deal in detail with the following items, among others:

a)             the company’s activities and strategies, including any project for construction or expansion of generation, transmission or distribution;

b)            the new investments and business opportunities, including those of the company’s subsidiaries and affiliates;

c)             the amounts to be invested or contributed in any other manner from the company’s own funds or those of third parties;

d)            the rates of return and profitability to be obtained or generated by the company.

§ 2 –       The Annual Budget shall reflect the Company’s Multi-Year Strategic Plan and, consequently, the Strategic Plan, shall specify in detail the operational revenues and expenses, the costs and capital expenditure, the cash flow, the amount to be destined to payment of dividend, the investments of funds from the company’s own funds or those of third parties and other data that the Executive Board consider to be necessary.

§ 3-         The Company’s Multi-Year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under the co-ordination of the Chief Financial and Investor Relations Officer, and submitted to examination by the Executive Board, and, subsequently, to approval by the Board of Directors.”.

5)             Items “b”, “c” and “f” of § 4 of Clause 21 shall have the following drafting:

“Clause 21 – (...)

§ 4 - (...)

b)            approval of the Company’s Multi-Year Strategic Plan, and also its revisions, including timetables, amount and allocation of capital expenditure investment therein specified and its submission to the Board of Directors;

c)             approval of the Annual Budget and its submission to the Board of Directors, and also any capital expenditure or expense not specified in the Annual Budget approved, for amounts lower than R$ 5,000,000.00 (five million Reais);

(...)

f)             approval, upon a proposal by the Chief Financial and Investor Relations Officer, of the declarations of vote in the wholly-owned subsidiaries, other subsidiaries, affiliated companies and the consortia in which the company directly or indirectly participates, when they relate to matters dealt with in the Annual Budget, the Company’s Multi-Year Strategic Plan, or the Strategic Plan, or which may affect its implementation or the dividend policy therein contained, and such exercise of voting power shall, at all times, obey the provisions of these Bylaws;”.

The company’s Bylaws shall come into effect with their new drafting after registration of the above alterations with the Commercial Board of the State of Minas Gerais.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and the company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, December 7, 2005.

(Signed:)

Wilson Nélio Brumer – Chairman; Djalma Bastos de Morais – Vice-Chairman; Alexandre Heringer Lisboa – Board Member; Francelino Pereira dos Santos – Board Member; José Luiz Alquéres – Board Member; Maria Estela Kubitschek Lopes – Board Member; Nilo Barroso Neto – Board Member; Francisco Sales Dias Horta – Board Member “.

Asking for the floor, the representative of the stockholder State of Minas Gerais, in view of proposals received, proposed, with the agreement of the other stockholders present, adjournment of the proceedings of this Meeting, to be resumed on January 5, 2006, at 3 p.m., at the Company’s head office, and his proposal was approved unanimously.

The session being reopened, at 3:30 p.m. on January 5, 2006, at the Company’s head office at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, all the stockholders who signed the Stockholders’ Attendance Book on December 30, 2005 being present, the Chairman put to debate the proposal of the Board of Directors to this meeting.

Asking for the floor, the representative of the stockholder State of Minas Gerais, in view of proposals received for minority stockholders for improvement of the drafting of the Bylaws, proposed, with the agreement of the stockholders present, a further adjournment of the proceedings of this meeting, to be resumed on January 12, 2006, at 2:30 p.m., at the company’s head office, and his proposal was approved unanimously.

The session having been reopened, at 2:30 p.m. on January 12, 2006, at the Company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, State of Minas Gerais, Brazil, all the stockholders who signed the Stockholders’ Attendance Book on December 30, 2005 being present, the Chairman put to debate the proposal of the Board of Directors to this Meeting.

Asking for the floor, the representative of the stockholder State of Minas Gerais, considering suggestions offered by minority stockholders and members of the Board of Directors within the renegotiation of the CRC, proposed changing the proposal of the Board of Directors to this Meeting, explaining that the new proposal had already been submitted to the Board of Directors, on today’s date, and been approved in its entirety, and that the alterations changed the drafting of §§ 2, 4 and 5, including a new § 6, and that the target specified in § 5 of Article 11 of the Bylaws in debate should be determined on consolidated bases, and consequently § 6 and § 7 should be re-numbered, as follows:

“ Clause 11 –

(...)

§ 2 –       The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the subsidiaries, affiliates or consortia in which they have direct or indirect holdings, shall obey the provisions of the company’s Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 4 –       The Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Multi-Year Strategic Plan of the company and the Annual Budget, which shall be approved by the Board of Directors.

§ 5 –       In the administration of the company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)             to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)            to keep the consolidated ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)             to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 5% (five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization)

d)            to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)             to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Strategic Plan, subject to the legal obligations; and

f)             to maintain the expenses of the subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews; and

g)            To maintain the revenues of the subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§ 6 –       The targets established in § 5 above shall be determined on a consolidated basis, taking into account the company and its permanent investments in the whollyowned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and subsidiaries, affiliated companies and consortia.

§ 7 –       The targets established in sub-clauses “a”, “b”, “c” and “d” of § 5 above may be exceeded for reasons related to temp orarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)             the company’s consolidated debt to be less than or equal to 2.5 (two point five) times the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)            the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) to be limited to 50% (fifty per cent);”.

c)             the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)            the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, shall be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization). “

The proposal of the Board of Directors to this Meeting was put to the vote, and approved unanimously, with the alterations identified above.

The Meeting was opened to the floor and since nobody wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of these Minutes. The session having been reopened, the Chairman, after putting the said Minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

I, Anamaria Pugedo Frade Barros, Secretary, wrote and signed these Minutes together with all those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CALENDAR OF CORPORATE EVENTS - 2006

Information About the Company
Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970– Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2005.
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/03/2006
Availability to shareholders	03/03/2006
Publication	04/12/2006

Standard Balance Sheets for year ending on 12/31/2005
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/03/2006

Annual Information for year ending on 12/31/2005
Event	Date
Submission to the São Paulo Stock Exchange	05/26/2006

Quarterly Information
Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/15/2006
• for Second Quarter	08/14/2006
• for Third Quarter	11/14/2006

Annual General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/12/2006
Publication of the Public Announcement of AGM	04/12/2006
Annual General Shareholders’ Meeting date	04/28/2006
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/28/2006
Submission of the minutes of the AGM to the São Paulo Stock Exchange	08/03/2006

Public Meeting with Analysts
Event	Dates/Locations
Presentation of Results 2004	03/09/2006	CEMIG

Meeting of the Board of Directors
Subject	Date
370aBoard of Directors Meeting date	01/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

AGENDA
Binding proposal for acquisition of stockholdings in transmission companies.

Meeting of the Board of Directors
Subject	Date
371[a] Board of Directors Meeting date	01/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006

AGENDA

1.             to authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.             to ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

Meeting of the Board of Directors

Subject	Date
372aBoard of Directors Meeting date	01/25/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/25/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/25/2006

AGENDA

1.             to approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

2.             to withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10) — Safety In Electricity Facilities and Services.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ/MF nº 17.155.730/0001-64

NIRE nº 062.002.160-0057

MATERIAL ANNOUNCEMENT

Debentures – subscribed by the State of Minas Gerais

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, of the issuance on December 29, 2005 of two thousand two hundred and fifty (2,250) subordinated, nominal, book-entry debentures of Cemig’s fifth private issue of nonconvertible debentures, with nominal unit value of R$ 10,000.00 on the Issue Date (December 29, 2005), having total value of R$ 22,500,000.00. These debentures were subscribed by the State of Minas Gerais. They have maturity at 25 years, monetary adjustment for inflation by the nominal value of the IGP-M inflation index, and do not pay remuneration interest. The funds received by Cemig will be applied in the construction of the Irapé hydroelectric power plant.

Belo Horizonte, January 26, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Summary of decisions

The Board of Directors of Cemig, in its meeting held on January 25, 2006, at 02:30 p.m., decided as follows:

1.             to approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

2.             to withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10) – Safety In Electricity Facilities and Services.

Announcement of start of public distribution of Senior Units in

THE CEMIG CRC RECEIVABLES FUND

(CEMIG - FUNDO DE INVESTIMENTO EM DIREITOS CREDITÓRIOS CONTA CRC)

Issuer

Risk rating of the Senior Units

by Fitch Ratings: A- (bra)

BANCO ITAÚ BBA S.A., a financial institution with head office at  Av. Brigadeiro Faria Lima, nr. 3400, 4º andar , São Paulo, São Paulo State, registered in the CNPJ/MF under No. 17.298.092/0001-30 (“the Lead Manager”) and BANCO BRADESCO S.A., a financial institution with head office at the “Cidade de Deus” Administrative Center, Vila Yara, Osasco, São Paulo State, registered in the CNPJ/MF under No. 60.746.948/0001-12 (herein, “Joint Manager”)(when referred to jointly, “the Offering Managers”), hereby inform the public of the beginning of public distribution of 900,000,000 (nine hundred million) Senior Units issued by CEMIG – FUNDO DE INVESTIMENTO EM DIREITOS CREDITÓRIOS CONTA CRC (“the Fund”, “the Senior Units, and “the Offering”), administered by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., a limited company operating as a financial institution, with head office at Praça Alfredo Egydio de Souza Aranha  100, Torre Itaúsa, São Paulo, São Paulo State, registered in the CNPJ/MF under No. 62.418.140/0001-31 (“the Administrator”), with unit issue value of R$ 1.00 (one Real) (“the Issue Unit Value”), making up a total of:

R$ 900,000,000.00

The Senior Units’ ISIN Code: BRFCMGCTF005

The Fund will issue a single series of Senior Units, the subject of this Offering, and 760,125,012 (seven hundred and sixty million, one hundred and twenty five thousand and twelve) subordinated units (“the Subordinated Units”) (when jointly with the Senior Units, “the Units”), which shall be subscribed and fully paid up solely by Companhia Energética de Minas Gerais – Cemig (“the Issuer”).

The objective of the Fund is to provide to its Unit Holders, subject to the investment policy, which governs composition and diversification of the portfolio and is defined in the Regulations of the Fund, growth in value of their Units by means of acquisition by the Fund of (i) Credit Receivable Rights, on a permanent basis, with co-guarantee and other obligations assumed by the Issuer up to the expiry of the initial period of 10 (ten) years from the Date of Issue of the Senior Units (“the Initial Period”), arising from the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account,) signed between the Issuer and the State of Minas Gerais (“the Assigned Debtor”) on May 31, 1995, as amended afterwards (“the CRC Contract”), together with all the rights, inflation correction, increases, privileges, preferences, prerogatives and actions thereto related, including the guarantees which assure them – all in accordance with the terms of the CRC Contract; and (ii) financial assets.

The Fund was constituted as a closed-condominium fund, and its period of duration is (thirty) years, from the Date of Issue of the Units (“the Period of Duration”), subject to the provisions of the Regulations, which were registered at the 6th Securities and Documents Notary’s Office of the city of São Paulo, São Paulo State, on January 19, 2006, under No. 1325548. The fund is governed by the provisions of its Regulations, by Instruction 356/2001, as amended by Instruction 393/2003, of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) (respectively “CVM Instruction 356” and “the CVM”), and other applicable provisions of law and regulations.

1. Characteristics of the Offering and the Fund

1.1. The Offering

The Lead Manager was contracted by the Administrator to carry out the Offering exclusively in the Brazilian market, under the regime of firm guarantee of placement in the over-the-counter market. The Joint Manager was the institution sub-contracted by the Lead Manager to carry out the Offering.

1.2. Target public

The target public of the Offering is: qualified investors.

Only the following may acquire Senior Units of the Fund: investment funds classified as “fixed income” and “multi-market”, under Sub-item II of Clause 91 of CVM Instruction 409/04 that are qualified to acquire units issued by credit receivables investment funds, and those investors considered as qualified under CVM Instruction 409/04, that is to say: (i) financial institutions; (ii) insurance companies and annuity capitalization companies; (iii) open and closed complementary private pension plan organizations; (iv) individuals or legal entities that have financial investments in excess of R$ 300,000.00 and which additionally attest in writing, in a document of their own drafting, that they are qualified investors; (iv) investment funds destined exclusively for qualified investors; and (v) portfolio managers and securities consultants authorized by the CVM, in relation to their own funds.

1.3. Registration of the Offering

The Fund and the distribution of its Senior Units were registered with the CVM on January 20, 2006, under No. CVM/SRE/RFD/2006/004.

1.4. Date of Issue

The Date of Issue shall be the first paying-in date of the Senior Units.

1.5. Quantity of Senior Units under the Offering

The single series of Senior Units shall consist of a total of 900,000,000 (nine hundred million) Senior Units, which are book-entry securities and maintained in a deposit account in the name of their respective holders, corresponding to pure fractions of the net assets of the Fund (“the Net Assets”).

1.6. Unit value of the Issue

The Unit value of the issue is R$ 1.00 (one Real) on the Issue Date.

1.7. Parameters of Return of the Senior Units

The Fund shall seek to achieve, for its Senior Units, a Parameter of Return corresponding to 100% (one hundred per cent) of the variation in the DI Rate, plus a coupon of fixed interest at 1.70% (one point seven zero per cent) per year, on the 252 business days basis. The Parameter of Return does not represent nor should it be considered to be, in any circumstance whatsoever, a promise, obligation, guarantee or suggestion of return by the Manager to the Senior Unit

Holders. The holders of the Senior Unit shall not under any circumstances be entitled, at the time of amortization or redemption of their Senior Units, to remuneration in excess of the Parameter of Return, which represents the maximum limit of remuneration possible for the Senior Unit Holders. There is no predetermined Parameter of Return for the Subordinated Units.

1.8. Dates of Amortization

During the Initial Period, the Senior Units shall be amortized in 20 (twenty) six-monthly installments, in up to 2 (two) business days from the respective Dates of Programmed Payment (that is to say, June 30 and December 31), or, if these are not business days, the respective immediately following business days (“the Amortization Dates”), provided at all times that the Net Assets so permit, and the 20th Amortization Date shall be the Date of Redemption of the Senior Units.

The Senior Units may be the subject of Extraordinary Amortization in accordance with Clause 38 of the Regulations.

1.9. Redemption Date

The redemption date of the Senior Units shall be December 312, 2015 (“the Redemption Date”).

The Senior Units may be the subject of early redemption if a Liquidation Event, as described in Clause 49 of the Regulations, occurs.

1.10. Requirements for constitution and functioning of the Fund

Within 90 (ninety) days of the Date of Issue of the Units, the Fund shall allocate at least 50% (fifty per cent) and a maximum of 100% (one hundred per cent) of its Net Assets in Credit Receivable Rights.

1.11. Investment policy, composition and diversification of the portfolio of the Fund

The investments of the Fund in Credit Receivable Rights and financial assets shall be subordinated to the requirements for composition and diversification as established by the regulatory rule in effect, subject at all times to the provisions of Chapter 6 of the Regulations. The Fund shall allocate a minimum of 50% of its Net Assets in Credit Receivable Rights, and the remaining balance may be maintained in cash (Brazilian currency) or invested in financial assets authorized by the Regulations. The table below summarizes the possible types of investment and the limits of composition of the portfolio of the fund:

Composition of the portfolio and maximum percentage in relation to Net Assets		Minimum	Maximum
a)	Credit Receivable Rights	50%	100%
b)	Cash (Brazilian currency)	0%	50%
c)	Public securities issued by the Brazilian National Treasury or Brazilian Central Bank	0%	50%
d)	Commitment transactions having Authorized Institutions as counterparty, and public securities issued by the Treasury or the Central Bank as underlying source of value.	0%	50%

The Fund is prohibited from: (a) acquiring assets or investing funds in equities or instruments linked to exchange rate variation; (b) carrying out transactions in any derivatives market; and (c) day trading, defined as transactions begun and ended on the same day, whether or not the Fund previously held or holds a position in the asset concerned.

For further information on the investment policy, composition and diversification of the portfolio of the Fund, see Chapter 5 of the Regulations.

1.12. Unit Holders’ right to vote

Each holder of a Senior Unit has the right to one vote at the General Meetings of the Fund. The Subordinated Units shall have the right to vote restricted to the matters specified in Chapter 17 of the Regulations.

1.13. Period of placement of the Offering

The Senior Units shall be distributed by the Offering Managers within a maximum of 180 (one hundred and eighty) calendar days from the date of obtaining registration of the public distribution of the Senior Units (“the Placement Period”).

1.14. Subscription of the Senior Units during the Placement Period

At the time of subscription of the Units in the primary market, each Unit Holder shall sign the respective subscription and paying-in slip (which shall also be signed by the Administrator), the declaration of Qualified Investor Status, and the Statement of Risk Acknowledgement and acceptance of the Regulations.

1.15. Paying-in date

The Units can be  fully paid from January 26, 2006 on, through electronic transfer (TED) to the current account of the Fund, indicated by the Administrator.

1.16. Paying-in of the Senior Units

The Units shall be issued for their Issue Unit Value on the Date of Issue, or on the date on which the funds are made available to the Fund by the Qualified Investors (Unit Value on T + 0).

1.17. Minimum investment value

The minimum individual investment value per Qualified Investor interested in acquiring Senior Units in the Offering shall be R$ 25,000.00 (twenty five thousand Reais).

1.18. Distribution and trading of the Senior Units

The Senior Units shall be registered for trading, in the secondary market with an entity that participates in the organized over-the-counter market., subject to the responsibility of the Offering Managers to ensure that only Qualified Investors acquire Senior Units in the Fund.

2. The Credit Receivable Rights

The Credit Receivable Rights acquired by the Fund are the credit rights arising from the Assignment of Credit Rights under the CRC Contract, for the period thereof and on the conditions established in the CRC Contract. The Credit Receivable Rights consist of all and any rights, inflation or monetary correction, additions, privileges, preferences, prerogatives and actions thereto related.

3. Administrator

3.1. Functions

The Fund is administered by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. The Administrator shall administer the Fund in compliance with its obligations with the diligence and rectitude which any active and proper man should employ in the conduct of his own business, practicing all its acts in strict obedience to the law, the regulatory rules, especially those of the CVM, of the Regulations and of the decisions of the General Meeting of the Fund, and the duties of diligence, loyalty, information to the Unit Holders and defense and preservation of their rights.

For further information in relation to the Administrator and its functions see the Prospectus and Chapter 3 of the Regulations.

3.2 Remuneration of the Administrator

Administration fee:

The administration fee is composed of: (i) a fixed sum of R$1,900.00/month (one thousand, nine hundred Reais per month), updated annually by the variation in the IGP-M Inflation Index, plus the greater of either (i) 0.04% (four hundredths of one per cent) per year on the Net Assets of the Fund, or (ii) R$25,000.00 (twenty five thousand Reais), per month, updated annually by the variation in the IGP-M Inflation Index. The administration fee will be calculated on the basis of a year of 252 (two hundred and fifty-two) business days, and provisioned daily, based on the Net Assets of the immediately prior business day, and shall be paid on or before the 5th business day of each calendar month..

Entrance fee:	None
Exit fee:	None
Performance fee:	None

4. Custodian and Recording Agent

The Administrator has contracted Banco Itaú S.A., a financial institution with head office at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, to provide the services of stockholder book entry, the functions of Controller of the Fund, financial settlement, and custody of the assets of the Fund, including the services referred to by Clause 38 of CVM Instruction 356.

5. Auditing Company

The Auditing Company is KPMG Auditores Independentes or its successor in the exercise of its functions, being responsible for the review of the financial statements and the accounts of the Fund and for analysis of its situation and the activity of the Administrator.

6. Risk Rating Agency

The Senior Units of the Fund shall have their risk rating attributed by Fitch Ratings Brasil Ltda., a specialized risk rating agency contracted by the Fund. The risk classification of the Senior Units shall be reviewed quarterly and disclosed to the Unit Holders in the manner provided for in the Regulations.

7. Criteria for disclosure of information to the Unit Holders

The acts, facts, decisions or subjects related to the interests of the Unit Holders shall be disclosed by means of a published announcement, in the form of a notice, in the newspaper Gazeta Mercantil, or, if this should be impossible, in a vehicle of equivalent circulation and reach.

8. Other information

The terms and expressions, in singular or plural, used in this present Announcement and not herein defined have the meaning attributed to them by the Regulations.

Further explanations in relation to the Offering, and copies of the Regulations and the Prospectus may be obtained from the Offering Managers, the Administrator and/or the CVM, at the following addresses:

Companhia Energética de Minas Gerais – Cemig

Avenida Barbacena, 1200

Belo Horizonte, MG, Brazil

www.cemig.com.br

Banco Itaú BBA S.A.

Avenida Brigadeiro Faria Lima, 3400, 5th Floor

São Paulo, SP, Brazil

www.itaubba.com.br

Banco Bradesco S.A.

Avenida Paulista, 1450 – 3rd Floor

São Paulo, SP, Brazil

www.shopinvest.com.br

Administrator:

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.

Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa

São Paulo, São Paulo, Brazil

Custodian and Recording Agent:

Banco Itaú S.A.

Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa

The Securities Commission (CVM)

Rua Sete de Setembro, 111 – 5th Floor

Rio de Janeiro, RJ, Brazil

or

Rua Líbero Badaró 471, 7th Floor

São Paulo, SP, Brazil

www.cvm.gov.br

INVESTMENT IN THE FUND SUBJECTS THE INVESTOR TO RISKS, AS DESCRIBED IN THE SECTOR OF THE PROSPECTUS ENTITLED “RISK FACTORS”.

INVESTMENTS IN THE FUND REFERRED TO IN THE PROSPECTUS AND THE REGULATIONS PRESENT RISKS TO THE INVESTOR. EVEN IF THE ADMINISTRATOR MAINTAINS A RISK MANAGEMENT SYSTEM, THERE IS NO GUARANTEE OF COMPLETE ELIMINATION OF THE POSSIBILITY OF LOSSES FOR THE FUND AND FOR THE INVESTOR. ANY RETURN OBTAINED IN THE PAST BY INVESTORS IN INVESTMENT FUNDS OF THIS NATURE DOES NOT REPRESENT A GUARANTEE OF FUTURE RETURNS.

THE INVESTMENTS MADE IN THE FUND DO NOT HAVE THE GUARANTEE OF THE ISSUERS, NOR OF THE ADMINISTRATOR, NOR OF THEIR RESPECTIVE RELATED PARTIES, NOR OF ANY MECHANISM OF INSURANCE, NOR OF THE CREDITS GUARANTEE FUND (FGC).

THE CONTENT OF THIS NOTICE IS IN ACCORDANCE WITH THE REGULATIONS AND THE PROSPECTUS, BUT DOES NOT REPLACE THEM. BEFORE DECIDING TO ACQUIRE UNITS, POTENTIAL INVESTORS SHOULD READ THE PROSPECTUS AND THE REGULATIONS CAREFULLY, WITH SPECIAL ATTENTION TO THE PROVISIONS RELATING TO THE OBJECTIVE, INVESTMENT POLICY, COMPOSITION AND DIVERSIFICATION OF THE PORTFOLIO OF THE FUND, AND THE DESCRIPTION OF THE RISK FACTORS TO WHICH IT IS EXPOSED.

The Fund and the distribution of its Senior Units were registered with the CVM on January 20, 2006, under No. CVM/SRE/RFD/2006/004.

The CVM does not guarantee the truth of the information provided, nor does it make any judgment on the quality of the Fund, the Administrator or the Units of the Fund.

The Offer shall begin on today’s date, that is, January 26, 2006.

Announcement of Start of Distribution of Commercial Promissory Notes (Commercial Paper)

Issue of 90 (ninety) Promissory Notes of Second Issue from

ENERGY COMPANY OF MINAS GERAIS

Open Company – CNPJ/MF 17.155.730/0001-64

Main Corporate Office: Avenida Barbacena, 1200, 18th floor – Belo Horizonte – MG

Amounting to

R$ 900,000,000.00

ISIN No. BRCMIGNPM018

Issue authorized by the Meeting of the Administrative Board held on December 7, 2005, with the following characteristics:

• Issuer:	Energy Company of Minas Gerais - CEMIG

• Series No.:	Single series

• Issue date:	For all purposes, this is the data of the effective subscription and integration (“Integration Date”).

• Nominal unit value:	R$10,000,000.00 (ten million reais) on the issue date.

• Quantity of notes:	90 (ninety)

• Subscription price:	This will be the nominal unit value

• Integration:	Cash, in the current national currency, on the integration date

• Form:	Nominative, with endorsement only allowed in black, simply for transfer of title-holding.

• Guarantee:	The notes will not have any type of guarantee

• Remuneration:

The promissory notes will yield remuneration equivalent to the average daily interest rate on Interfinancial Deposit Certificates for one day, CDI “over extra-group”, expressed in the form of annual percentages, based on 252 days, with the addition of a spread equivalent to 1.70% (one point seven zero percent) per annum, calculated and published daily by CETIP – Custody and Settlement Chamber (“CETIP”), in the Daily Information Bulletin, available on its internet page (http://www.cetip.com.br) and in the newspaper Gazeta Mercantil, national edition. The rates will be calculated exponentially and cumulatively “pro rata temporis”, for the number of consecutive days, and will be incident on the unit nominal value of the promissory notes, from the issue date until the expiry date, in accordance with the following formula:

where:

J = value of the remunerative interest on the promissory notes due on the final expiry date, calculated with 6 (six) decimal places without rounding;

VNe = nominal value of the notes on the issue date, informed/calculated with 6 (six) decimal places without rounding;

DI factor = producer of the DI Over rates on the issue date, inclusive, up to the date of exclusive calculation, calculated with 8 (eight) decimal places with rounding, ascertained by applying the following formula;

where:

nDI = total number of DI Over rates, such that “nDI” is a whole number;

= DI Over rate, expressed per day, calculated with 8 (eight) decimal places with rounding;

, where: k = 1, 2, ..., n

= DI Over rate published by CETIP, utilized with 2 (two) decimal places;

dk = number of working days corresponding to the term of validity of the DI Over rate, such that “dk “ is a whole number;

Spread factor = excess on fixed interest rate, calculated with 9 (nine) decimal places;
where:

Spread factor ={(spread/100)+1} n/252

spread = spread or excess rate, in the form of annual percentage, informed with 4 (four) decimal places, defined as 1.7000% per annum;

n = This is the number of working days between the date of the calculation and the issue date, such that “n” is a whole number;

Observations:

• Issue date and redemption term:

For all purposes, the issue date for the promissory notes will be the date of effective subscription and integration (“Integration date”). The expiry period for the promissory notes will be 180 (one hundred and eighty) days, to be counted from the subscription date.

• Advance expiration:

The holders of the promissory notes may declare that all obligations resulting from the promissory notes that they hold have automatically become due in advance, and demand immediate payment by the company of the nominal unit value of the promissory notes with the addition of the remuneration, as established above, by means of a letter with docket or letter with advice of receipt, addressed to the company’s main office, in the event of any of the following occurrences:

(i) Direct or indirect change, transfer or assignment of the issuer’s shareholding control, except if by legal determination;

(ii)           Request for judicial or extrajudicial recovery or request for self-declared bankruptcy by the company or any of its subsidiaries, or any analogous event that characterizes a state of insolvency, including agreements with creditors, under the terms of the legislation applicable;

(iii) extinction, dissolution, liquidation or decreeing of the bankruptcy of the company or any of its subsidiaries;

(iv)          ownership contestation against the company and/or any of its subsidiaries, with an individual or aggregated unpaid value exceeding R$50,000,000.00 (fifty million reais), except if the contestation has been made in error or because of bad faith by a third party, provided that this is validly proven by the company or its subsidiaries, if it is cancelled or furthermore if it is validly contested in court, under any circumstances, within a maximum time period of 30 (thirty) days, counted from the expiry date of the obligation;

(v)           expiration in advance of any of the monetary obligations of the company and/or any of its subsidiaries, resulting from default of obligations to pay any individual or aggregated amount greater than R$50,000,000.00 (fifty million reais);

(vi) incorporation of the company by another company, or splitting or merging or the company, except if by legal determination;
(vii) privatization of the company;
(viii) termination, for any reason, of any of the concession contracts held by the company and/or by any of its subsidiaries;

(ix)           if the company or any of its subsidiaries fails, on the due date, to pay any debt or any obligation that it (or any of its subsidiaries) has to pay, without justification or without taking the legal and/or judicial measures required for non-payment, according to any agreement that the company is part of as a borrower or surety, involving an individual or aggregated amount greater than R$50,000,000.00 (fifty million reais).

• Redemption in advance:

The ISSUER may make early redemption of the Promissory Notes with the express agreement of their holders, under the applicable law. If early redemption is partial, it shall be carried out by lottery, in accordance with Paragraph 1 of Section 55 of Law 6404, of December 17, 1976.

• Placement regime

The leading coordinator will provide a firm guarantee for placing 90 (ninety) promissory notes, with a nominal unit value of R$10,000,000.00 (ten million reais), thus making a sum of R$900,000,000.00 (nine hundred million reais).

• Placement date	The leading coordinator should place the promissory notes on the same date as this announcement of the start of distribution is published

• Places for acquiring the notes:	Banco Itaú BBA S.A.– Av. Brigadeiro Faria Lima, 3400 – 5th floor, São Paulo – SP Electronic address: www.itaubba.com.br.

• Leading coordinator of the distribution:	Banco Itau BBA S.A.– Av. Brigadeiro Faria Lima, 3400 – 5th floor, São Paulo – SP Electronic address: www.itaubba.com.br.

• Mandating bank:	Banco Itaú S.A. – Praça Alfredo Egydio de Souza Aranha, 100.

• CVM:	CVM – RJ: Rua Sete de Setembro No. 111, 5th floor – Consultation Center Electronic address: www.cvm.gov.br.

• Unsuitability of the offer for certain investors:

The investment in promissory notes is unsuitable for investors that (i) need liquidity, in view of the possibility that the dealings in promissory notes on the secondary market will be small or non-existent; and/or (ii) are unwilling to run credit risks relating to companies in the electrical sector.

• Investing public:	The promissory notes have institutional investors as their target public, such as financial institutions, open and closed private pension entities and administrators of third-party resources.

• Registration with CVM:	CVM/SRE/RNP/2006/001on January 02, 2006

• Date of starting the distribution:	January 27, 2006

• Contacts for information:	Banco Itaú BBA S.A.
Av. Brigadeiro Faria Lima, 3.400 – 4th floor - São Paulo – SP, CEP 04538 132 Eduardo Prado Santos Tel: 11 3708-8717 Fax: 11 3708-8107 epsantos@itaubba.com.br

Energy Company of Minas Gerais (Cemig) Avenida Barbacena, 1200, 18th floor – Belo Horizonte – MG Mr. Cristiano Corrêa de Barros Tel: 31 – 3299-4810 Fax: 31- 3299-3790

• Declarations:

Under the terms of the regulations applicable, Cemig is responsible for the veracity of the information contained in this announcement and it declares that this information is true, correct, consistent and sufficient, in conformity with the declaration provided by Cemig in accordance with article 56 of the ICVM No. 400, which was signed by Mr.Francisco Sales Dias Horta, CEO (In office) and Mrs. Heleni de Mello Fonseca, Chief Administrative Officer.

The leading coordinator declares that it has taken precautions and has acted with a high standard of diligence to ensure that the information provided by Cemig is true, correct, consistent and sufficient, under the terms of the declaration provided by the leading coordinator in accordance with article 56 of the ICVM No. 400, which was signed by Messrs. Sérgio Saurin – Voce President and Fernando Iunes – Director.

“The registration of the present distribution with the Securities Commission has the sole objective of ensuring access to the information that will be provided by the issuer at the request of the subscribers at the place mentioned in this notice, and does not imply, on the part of the Securities Commission (CVM) any guarantee of the veracity of this information, or any judgment regarding the quality of the issuing company or the promissory notes to be distributed”.

“Further information on the distribution can be obtained from the leading coordinator or from the Securities Commission (CVM)”.

This public offering has been prepared in accordance with the Anbid Code of Self-Regulation for Public Offerings for Distribution and Acquisition of Securities, as approved by a General Meeting of Anbid, and which is an integral part of the Minutes registered in the 4th Official Registry of Legal Entities of the City of São Paulo, São Paulo State, under No. 5107. It thus complies with the standards of minimum information required by the Code. Anbid has no responsibility for the said information, nor for the quality of the issuer, of the offering parties, of the participating institutions or of the securities that are the subject of the offering.

Leading Coordinator

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ/MF nº 17.155.730/0001-64

NIRE nº 062.002.160-0057

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company holding public service concessions and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, hereby informs its stockholders and the public that the publication in the National edition of the Gazeta Mercantil of January 27, 2006 of an Announcement of Start of Distribution of Medium-term Notes (Commercial Promissory Notes) in the total amount of R$ 900,000,000.00 refers to a bridge loan, to meet financial commitments of Cemig on that date, to be repaid in full by the funds arising from subscription and paying-in of the Senior Units of the Cemig CRC Receivables Investment Fund (Fundo de Investimentos em Direitos Creditórios Conta CRC), in the same amount. The company informs that, since the Senior Units of the said fund were fully subscribed and paid in on the same January 27, 2006, the distribution of the said Notes did not in fact take place.

Belo Horizonte, January 30, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer
Date: January 30, 2006